Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

BETWEEN

SYMPHONY TELECA SERVICES, INC.

AND

TANGOE, INC.

Dated as of August 8, 2012

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TABLE OF CONTENTS

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TABLE OF CONTENTS

(continued)

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Section 7.14.	Construction	44

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EXHIBITS AND SCHEDULES

Exhibit A	—	Indian Purchase Agreement
Exhibit B	—	Bill of Sale, Assignment and Conveyance
Exhibit C	—	IP Assignment Agreement
Exhibit D-1	—	Assignment and Assumption of Interest in Lease
Exhibit D-2	—	Sub-Lease Agreement
Exhibit D-3	—	Sublease Deed
Exhibit E	—	Transition Services Agreement
Exhibit F	—	Earn-Out Agreement
Exhibit G	—	Assumption of Liabilities

Schedule 1A-1	—	Assumed Liabilities
Schedule 1A-2	—	Excluded Liabilities
Schedule 1B-1	—	Purchased Assets
Schedule 1B-2	—	Excluded Assets
Schedule 2.7(c)	—	Termination Statements
Schedule 2.7(l)	—	Consents Required to Close
Schedule 3.3	—	Consents, Etc.
Schedule 3.4	—	Title to Purchased Assets
Schedule 3.5	—	Condition of Purchased Assets
Schedule 3.6	—	Financial Statements
Schedule 3.7	—	Accounts Receivable; Credits
Schedule 3.9	—	Litigation
Schedule 3.10	—	Compliance with Law
Schedule 3.12	—	Absence of Certain Changes
Schedule 3.13	—	Contracts
Schedule 3.14	—	Intellectual Property
Schedule 3.15	—	Real Property
Schedule 3.16	—	Environmental Matters
Schedule 3.17	—	Employees; ERISA
Schedule 3.18	—	Taxes
Schedule 3.19	—	Relationship with Affiliates
Schedule 3.20	—	Brokers
Schedule 3.21	—	Insurance
Schedule 3.22	—	Powers of Attorney
Schedule 3.23	—	Certain Payments
Schedule 3.24	—	Statements not Misleading

1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”) is executed as of August 8, 2012, by and between Symphony Teleca Services, Inc., a corporation incorporated under the laws of the State of Delaware (“Seller”), and Tangoe, Inc., a corporation incorporated under the laws of the State of Delaware (“Buyer”) (collectively, the “parties”, and each a “party”).

RECITALS

WHEREAS, Seller and the Seller’s indirect subsidiary, Symphony Services Corporation (India) Private Limited (the “Indian Seller”), own assets that together comprise a division of Seller’s business known as its telecommunications expense management (“TEM”) or communications lifecycle management (“CLM”) business (the “Business”); and

WHEREAS, Buyer wishes to purchase from Seller, and Seller wishes to sell to Buyer, substantially all U.S. assets and certain liabilities of the Business, which assets and liabilities are hereinafter defined, upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, in connection with the transactions contemplated by this Agreement, concurrent herewith, Seller has caused the Indian Seller, and Buyer has caused Tangoe India Softek Services Private Limited, an indirect subsidiary of Buyer (the “Indian Buyer”), to enter into the Indian Purchase Agreement providing for the sale and purchase of substantially all Indian assets and certain liabilities of the Business, upon the terms and subject to the conditions set forth therein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1.           Definitions.  For purposes of this Agreement, the following terms shall have the following meanings:

“Accountants” shall mean a firm of independent certified public accountants mutually selected by Buyer and Seller from the following list, or if Buyer and Seller are unable to do so, then the firm to be used shall be selected by lot from the following list, but excluding in the case of selection by lot any firm then auditing the financial statements of Buyer, Seller or either of their Affiliates:  PricewaterhouseCoopers, Deloitte, Ernst & Young, KPMG, Grant Thornton, BDO and McGladrey.

“Accounts Receivable” shall mean the aggregate of (a) all trade accounts receivable and other rights to payment from customers of the Business, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Business, (b) all unbilled revenue, (c) all other accounts or notes receivable of the Business, and (d) any cash or payment-in-transit, claim, remedy or other right related to any of the foregoing, in each case, as at the Closing Date.

“Affiliate” means with respect to a Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person, including any subsidiary of such Person; for purposes of the definition of Affiliate, “control” (including derivative forms such as “controlling,” “controlled by” and “under common control with”) means the ownership or possession, directly or indirectly by the controlling Person of: (a) voting shares or other securities, representing more than fifty percent (50%) of the outstanding shares or securities entitled to vote for the election of the board of directors or similar governing authority of such controlled Person; or (b) the right to direct or cause the direction of the management and policies of a Person, whether by contract or otherwise.

“Assumed Liabilities” shall mean only the duties, liabilities or obligations of the Selling Parties arising in connection with the items identified on Schedule 1A-1 and shall specifically exclude the Excluded Liabilities.

“Business” shall have the meaning set forth in the Preamble.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in the State of Connecticut and in the State of California are not required to be open.

“Buying Parties” means Buyer and the Indian Buyer, together, and each a “Buying Party”.

“Closing” shall mean the closing of the purchase and sale of the U.S. Purchased Assets and the assumption of the U.S. Assumed Liabilities as contemplated by this Agreement.

“Closing Date” shall mean the date on which the Closing occurs, as specified in Section 2.6.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Debt”, as applied to any Person, means: (a) indebtedness or liability of such Person for borrowed money; (b) all obligations of such Person evidenced by notes bonds, debentures or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (d) current liabilities of such Person in respect of the present value of unfunded vested benefits under any employee benefit plan; (e) obligations of such Person under letters of credit, bankers acceptances, or comparable arrangements; (f) guaranties, endorsements (other than for trade payables, collection or deposit in the ordinary course of business), and other contingent obligations of such Person otherwise to assure a creditor against loss; (g) all obligations of such Person secured by any Lien on any of such Person’s assets or property, whether or not the obligations have matured, other than Liens for Taxes not yet due and payable, and (h) all obligations of such Person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements, and (i) all obligations of such Person as lessee under capital leases.

“Earn-Out” shall mean the cash earnout payable to Seller by Buyer as part of the U.S. Purchase Price, pursuant to this Agreement and the Earn-Out Agreement.

“Excluded Assets” shall have the meaning set forth on Schedule 1B-2.

“Excluded Liabilities” shall mean the following liabilities to the extent arising or otherwise becoming due, or related to events and circumstances occurring or existing, prior to the Closing: (i) any liabilities arising from the Selling Parties’ breach of any agreement or contract related to the Business, including, without limitation, the Contracts (which for avoidance of doubt does not include any warranty or continuing service or performance obligations to customers or partners required to be performed after the Closing), arising or otherwise becoming due, or related to events and circumstances occurring or existing prior to the Closing; (ii) contingent or unknown liabilities of the Selling Parties or their Affiliates; (iii) any liabilities of the Selling Parties or their Affiliates for employment, income, sales or use, VAT, property or other Taxes, incurred or accrued by the Selling Parties or their Affiliates, including without limitation, as a result of the transactions contemplated by this Agreement (excluding, however, Transfer Taxes resulting from the transaction contemplated hereunder, which shall be borne 50% by Seller and 50% by Buyer, as further provided in Section 5.5); (iv) any transaction fees or expenses incurred by Selling Parties or their Affiliates in connection with the transactions contemplated by this Agreement; (v) any debt, payables or other liabilities to any Affiliate of the Selling Parties; (vi) any liabilities of the Selling Parties or their Affiliates related to any employee benefit plan, including, without limitation, any 401(k), any profit sharing or pension plan, whether or not sponsored by the Selling Parties or their Affiliates, any deferred compensation payables, accrued bonus payables, any COBRA-related obligations or under any settlements or awards with employees, including under applicable Indian labour and employment laws (including those specifically referred to in Section 3.17(a)) and/or otherwise under any such laws with respect to employment and/or termination of employment of any current or former employees (and their dependents) and/or any non-compliance or contravention of any such laws; (vii) any and all liability of the Selling Parties or their Affiliates related to Real Property arising or otherwise becoming due, or related to events and circumstances occurring or existing prior to the Closing, except as specifically set forth in or arising out of or relating to the Lease Related Documents following Closing (including any obligation to furnish lease deposits required under or in connection with any such Lease or Lease Related Documents); (viii) any litigation, claims or disputes related to the Business pending, asserted or threatened against the Selling Parties or their Affiliates that is based on facts and circumstances existing prior to Closing; (ix) any liability or obligation constituting or arising out of any Debt of the Selling Parties or their Affiliates; (x) any liability of Selling Parties under any federal, state, or local law, rule, regulation, ordinance, program, permit, or other legal requirement, including those relating to ‘other service providers’ (as understood under applicable Indian laws) applicable to the Business and/or the facilities used by Selling Parties (whether or not owned by Selling Parties); or (xi) any liability or obligation related to the Excluded Assets.

“GAAP” shall mean United States generally accepted accounting principles consistently applied.

“Governmental Entity” shall mean any court, administrative agency, regulatory body, commission, state, municipality, department, board or other governmental authority or instrumentality, domestic or foreign, local, municipal, state, national or international.

“Indian Assumed Liabilities” shall mean the portion of the Assumed Liabilities to be assumed by the Indian Buyer pursuant to and in accordance with the Indian Purchase Agreement, which liabilities are further described on Schedule 1A-1 to this Agreement.

“Indian Business” shall mean a portion of the Business as owned and operated by the Indian Seller and to be sold by the Indian Seller to the Indian Buyer pursuant to and in accordance with the Indian Purchase Agreement.

“Indian Buyer” shall have the meaning set forth in the recitals to this Agreement.

“Indian Purchase Agreement” shall mean the Business Purchase Agreement between the Indian Seller and the Indian Buyer dated as of the date hereof, in the form of Exhibit A to this Agreement.

“Indian Purchase Price” shall mean Two Million Five Hundred Thousand Dollars ($2,500,000), which amount is to be paid on the six (6) month anniversary of the closing of the transaction contemplated under the Indian Purchase Agreement by the Indian Buyer to the Indian Seller as the purchase price for the Indian Business.

“Indian Purchased Assets” shall mean the portion of the Purchased Assets to be sold by the Indian Seller to the Indian Buyer pursuant to and in accordance with the Indian Purchase Agreement, which assets are further described on Schedule 1B-1 to this Agreement.

“Indian Seller” shall have the meaning set forth in the recitals to this Agreement.

“Intellectual Property” shall mean any or all intellectual property rights of any kind, including any of the following:  (i) all patents, patent applications, and all inventions and discoveries, whether or not patentable, technology, processes and invention disclosures (together, the “Patents”); (ii) all computer software, applications, code and related items; (iii) all copyrights, copyrightable works, copyright registrations, and copyright applications relating to any media (including print, online or electronic); (iv) all trade names, logos, trademarks, and service marks, all registrations and applications therefor, and the goodwill associated therewith; (v) all web sites, website content and domain names (including registrations thereof); and (vi) all know-how, trade secrets, confidential information, customers lists, data, databases and technical information and, in all cases, all rights in, arising out of or associated therewith.

“Knowledge”, with respect to an individual, shall mean that such individual (i) is actually aware of a particular fact or other matter, or (ii) is deemed to have “Knowledge” of a particular fact or other matter, after reasonable inquiry of such individual’s direct report or reports with respect to any such particular fact or other matter (each a “Direct Report”); provided that, to the extent the Direct Report is aware of a relevant fact or other matter, such Direct Report shall make reasonable inquiry of any such particular fact or other matter for purposes of providing the representations and warranties of the Seller hereunder.

Selling Parties will be deemed to have “Knowledge” of a particular fact or other matter if (i) Pradeep Chaudhry, Torben Haase, Michel Quazza or Keith Higgins, (ii) with respect to the representations set forth in Section 3.17, Maya Venkatesh or Kathie Merritt (but not including such individual’s direct reports), and (iii) with respect to the representations set forth in Sections 3.4 and 3.14, Luigi Sanna or Lee Evans (but not including such individual’s direct reports)  (the “Listed Persons”) has Knowledge of that fact or other matter (determined as set forth above).

“Leases” shall mean the real property leases listed on Schedule 3.15 (but excluding, for avoidance of doubt, the Indian Head Lease).

“Liens” shall mean all claims, liens, charges, pledges, security interests, options, or other encumbrances of any kind.

“Material Adverse Effect” means any circumstance, change in, or effect on, the Business that, individually or in the aggregate with any other circumstances, changes in, or effects on, the Business taken as a whole that: (a) is, or would reasonably be likely to be, materially adverse to the business, operations, assets or liabilities (including, without limitation, contingent liabilities), employee relationships, customer or supplier relationships, results of operations or the condition (financial or otherwise) of the Business taken as a whole, or (b) could materially adversely affect the ability of the Buying Parties to operate or conduct the Business in the manner in which it is currently operated or conducted by the Selling Parties; provided, that in no event shall any of the following, either individually or in the aggregate, be included in, constitute, or be taken into account in determining, a Material Adverse Effect or whether a Material Adverse Effect is reasonably likely to occur: (i) general economic, industry or market circumstances, changes or effects; (ii) changes or developments in laws or regulatory policies or interpretations or in accounting standards, principles or interpretations; (iii) changes or developments in political conditions (including acts of war, whether or not declared, armed hostilities, sabotage and terrorism and any escalation or worsening thereof); (iv) actions taken or not taken with the prior consent of Buyer; (v) changes or developments resulting from the announcement of this Agreement, or from the consummation of the transactions contemplated hereby (including compliance with the covenants and agreements set forth herein); or (vi) any change or event to the extent attributable to the identity of Buyer and its anticipated ownership and operation of the Business that impacts Seller’s revenues or relationships with its employees, customers, suppliers or partners; except, in the cases of clauses (i), (ii) or (iii), to the extent that the matters have a disproportionate effect on Business, taken as a whole, relative to other Persons who engage in the telecom expense management business.

“Net Assets” shall mean an amount equal to (a) accounts receivable (net of reserves), unbilled revenue, prepaid expenses and “other assets” (for purposes of “Net Assets” under this Agreement, “other assets” shall include the asset items included in “other assets” on the balance sheet of the Business attached hereto as Schedule 3.6), all to the extent included in the Purchased Assets, minus (b) accounts payable, accrued expenses, deferred revenue and capital leases included in the Assumed Liabilities, with each such item to be calculated in accordance with GAAP.

“Permitted Liens” means any: (a) Liens in respect of Taxes not yet due and payable; (b) mechanics’, carriers’, workmen’s, repairmen’s or similar statutorily imposed Liens (for the avoidance of doubt, other than in respect of Taxes) arising or incurred in the ordinary course, which do not and would not, individually or in the aggregate, materially interfere with or impede the conduct of the Business; (c) good faith deposits in the ordinary course of business in connection with bids, tenders, leases, contracts or other agreements, including rent security deposits; (d) with respect to the real property, zoning, building code and other land use law regulating the use or occupancy of such real property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such real property, or any restrictions, covenants, conditions, limitations, rights, rights of way, encumbrances, encroachments, reservations, easements, and agreements which an accurate survey, title search or inspection of the property would reveal in each case that would not have a Material Adverse Effect on the Business or the use and enjoyment of such real property in the manner in which such property is currently used and enjoyed; and (e) with respect to Intellectual Property, licenses entered into in the ordinary course of business pursuant to the Contracts or the Proprietary Rights Agreements.

“Person” shall be construed broadly and shall include an individual, a sole-proprietorship, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a society, a joint venture, an unincorporated organization or a Governmental Entity (or any department, agency or political subdivision thereof).

“Purchase Price” shall mean the aggregate amount of the U.S. Purchase Price and the Indian Purchase Price.

“Purchased Assets” shall have the meaning set forth on Schedule 1B-1.

“Records” shall mean all books of account, general, financial and accounting records, files, invoices, payment authorizations, correspondence to and from customers, suppliers and payors, and other similar data and information, in each case to the extent exclusively related to the Business.

“Reference Date” shall mean July 31, 2012.

“Reference Date Balance Sheet” shall mean the unaudited balance sheet of the Business as of the Reference Date.

“Restricted Business” shall mean the telecommunications expense management (TEM) or communications lifecycle management (CLM) business consisting of the provision of the following products and services primarily or substantially related to the telecommunications expenses, devices, contracts and services: planning and sourcing; fixed and mobile device and service procurement and provisioning; invoice processing and management (both electronic and manual); invoice auditing; contract management and negotiation; expense and usage management and reporting (including wireless optimization); chargeback and expense allocation and accounting; bill payment; payment advice and AP/GL system integration; assurance testing/audit; dispute management; inventory/asset management; wireless catalog administration; wireless end user procurement portal access; end user and department shadow billing email services; asset decommissioning and disposal; real time mobile expense management; and help desk services; except that, for avoidance of doubt, providing software development services to companies or customers (other than software development services comprised of developing software for a TEM or CLM service provider, to be used to service, or to be licensed to, their customers) even if related to telecom, billing services, or cost management services generally shall in no event constitute Restricted Business hereunder;

“Selling Parties” means Seller and the Indian Seller, together, and each a “Selling Party”.

“Taxes” (or “Tax” where the context requires) shall mean all federal, state, county, city, local, foreign and other taxes, levies, tariffs, imposts, cess and duties (including, without limitation, premium, excise, value added, sales, use, occupancy, gross receipts, franchise, ad valorem, capital levy, production, transfer, stamp, registration, withholding, profession, employment payroll-related and property taxes and import/customs duties), whether or not measured in whole or in part by net income, including deficiencies, interest, additions to tax or interest or penalties with respect thereto.

“Transaction Documents” shall mean this Agreement, the Indian Purchase Agreement, the Earn-Out Agreement, the Transition Services Agreement, the Lease Related Documents and the other agreements entered into by the Selling Parties and/or the Buying Parties pursuant to this Agreement or the Indian Purchase Agreement in connection with the transactions contemplated by this Agreement or the Indian Purchase Agreement.

“U.S. Assumed Liabilities” shall mean all of the Assumed Liabilities, other than the Indian Assumed Liabilities.

“U.S. Purchase Price” shall mean aggregate amount to be paid by Buyer to Seller for the U.S. Purchased Assets, which includes the U.S. Closing Cash Consideration, plus the Deferred Cash Consideration, plus the Earn-Out.

“U.S. Purchased Assets” shall mean all of the Purchased Assets, other than the Indian Purchased Assets.

Section 1.2.           Glossary of Terms.  Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Accepted Contract	5.1(c)
Agreement	Preamble
Business	Preamble
Business Employees	3.17(a)
Business Financial Statements	3.6(b)
Business Related Taxes	3.18(a)
Buyer	Preamble
Buyer Business Employees	5.7(a)
Buyer Indemnified Persons	6.2
Caps	6.6
Claimed Set-Off	6.7(a)
Closing Balance Sheet	2.3(b)

Collection Period	2.4(a)
Competitive Activities	5.2(a)
Contracts	3.13(a)
Deferred Cash Consideration	2.2
Earn-Out Agreement	2.7(g)
Enforceability Exceptions	3.2
Estimated Net Asset Amount	2.3(a)
FDI	3.10
Final Net Asset Amount	2.3(c)
First Installment	2.2(b)
Fundamental Representations	6.5
Hazardous Materials	3.16
Increase in Purchase Price	2.3(d)
Indemnified Person	6.4
Indemnifying Person	6.4
Indian Cash Consideration	2.2
Indian Closing	2.1
Indian Closing Date	2.2
Indian Head Lease	3.15(c)
Indian Sub-Lease	2.7(d)
Indian Premises	3.15(c)
IRS	2.9
Lease Assignments	2.7(d)
Losses	6.1
MSA	2.7(i)
Nashville Lease	3.15(b)
Nashville Premises	3.15(b)
Nashville Sublease	2.7(d)
Net Asset Amount	2.3(b)
Non-Compete Period	5.2(i)
Offshore Development	2.7(j)
Omitted Contract	5.1(c)
OPD	2.7(j)
Proprietary Rights Agreements	3.14(b)
Receivable Shortfall	2.4(b)
Reduction in Purchase Price	2.3(d)
Referral Agreement	2.7(h)
Returns	3.18(a)
Second Installment	2.2(c)
Seller	Preamble
Seller Indemnified Persons	6.3
Seller Intellectual Property	3.14(c)
Seller Subject Parties	5.2(a)
Statutory Representations	6.5
Territory	5.2(a)
Transfer Taxes	5.5

Transition Services Agreement	2.7(f)
U.S. Closing Cash Consideration	2.2(a)

ARTICLE 2

SALE OF ASSETS; CLOSING

Section 2.1.           Sale of Assets.  Upon the terms and subject to the conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and the Buyer shall purchase, acquire and take assignment and delivery of, all of Seller’s right, title and interest in and to all of the U.S. Purchased Assets in exchange for the U.S. Purchase Price, and upon the terms and subject to the conditions set forth in the Indian Purchase Agreement, at the closing of the transactions contemplated under the Indian Purchase Agreement (the “Indian Closing”), Seller shall cause the Indian Seller to sell, assign, transfer, convey and deliver to the Indian Buyer, and Buyer shall cause the Indian Buyer to purchase, acquire and take assignment and delivery of, all of the Indian Seller’s right, title and interest in and to all of the Indian Purchased Assets comprising the Indian Business in exchange for the Indian Purchase Price paid in accordance with the Indian Purchase Agreement; except that the Indian Closing shall occur no later than December 3, 2012 (unless an extension thereof is mutually agreed upon by Buyer and Seller, or an extension thereof is required because Indian Buyer is not able to take possession of the Indian Premises solely due to delays caused the landlord under the India Head Lease, except that in no event will an extension go beyond March 3, 2013).

Section 2.2.           Consideration.  The consideration payable by Buyer to Seller for the U.S. Purchased Assets shall be Forty-One Million Dollars ($41,000,000), less an adjustment in the amount of Seven Hundred Eighty-Five Thousand Dollars ($785,000) related to certain information technology and software costs associated with the acquisition of the Business, resulting in a net amount of Forty Million Two Hundred Fifteen Thousand Dollars ($40,215,000) (as adjusted pursuant to Section 2.3(a) based on the Estimated Net Asset Amount and as may be further adjusted pursuant to Section 2.3(c) based on the Final Net Asset Amount) plus the Earn-Out in the amount of up to Four Million Dollars ($4,000,000), subject to the adjustments set forth in Section 2.3, Section 2.4 or Section 6.9.  Buyer shall pay to Seller the U.S. Purchase Price by delivery of:

(i)            $29,208,174 (the “U.S. Closing Cash Consideration”), in cash by wire transfer of immediately available funds to a bank account designated in writing by Seller at Closing, which reflects an adjustment of $217,435 to the U.S. Purchase Price payable at the Closing based upon the Estimated Net Asset Amount in accordance with Section 2.3(a) hereof;

(ii)           $1,913,841, in cash by wire transfer of immediately available funds to Seller on the six (6) month anniversary of the Closing, or if such day is not a Business Day on which Buyer’s and Seller’s banks are open for business, then on the next Business Day (the “First Installment”);

(iii)          $6,375,549, in cash by wire transfer of immediately available funds to Seller on the twelve (12) month anniversary of the Closing, or if such day is not a Business Day on which Buyer’s and Seller’s banks are open for business, then on the next Business Day (the “Second Installment”);

(iv)          the Earn-Out, which shall be payable in the amounts and at the times set forth in the Earn-Out Agreement.

The cash consideration payable as provided in clauses (b) and (c) above is referred to as the “Deferred Cash Consideration.”

The consideration payable by the Indian Buyer to the Indian Seller for the Indian Business in accordance with the Indian Purchase Agreement shall be Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Indian Cash Consideration”) and shall be paid on the six (6) month anniversary of the Closing (the “Indian Payment Date”) in Indian rupee, with the Indian Cash Consideration converted based upon the exchange rate of the U.S. dollar to Indian rupee reported in the Wall Street Journal one (1) Business Day prior to the Indian Payment Date, by wire transfer of immediately available funds to the Indian Seller, as provided in the Indian Purchase Agreement.

Section 2.3.           Net Asset Adjustment to Purchase Price.

(a)           Estimated Net Asset Adjustment for Closing.  Buyer and Seller agree that the U.S. Purchase Price payable to Seller shall be (i) decreased on a dollar-for-dollar basis by the amount of deficiency to the extent that the Net Assets as of Closing are less than $4,150,000 or (ii) increased on a dollar-for-dollar basis by the amount of excess to the extent that the Net Assets as of Closing are more than $4,150,000.  For purposes of estimating at Closing the Purchase Price adjustment to be made pursuant to this Section 2.3(a), Seller has prepared in good faith and provided to Buyer prior to the date hereof a balance sheet of the Business as of July 31, 2012 (the “Estimated Closing Balance Sheet”), prepared in accordance with GAAP (excluding footnote disclosure and other presentation items), using the same accounting methods, policies, practices and procedures applied in good faith, in all material respects, on a basis consistent with that employed by Seller in the preparation of the Business Financial Statements as set forth on Schedule 3.6, but only to the extent that such accounting methods, policies, practices and procedures are consistent with GAAP, together with a statement of the Net Assets of the Business as of July 31, 2012 showing that the Net Assets of the Business as of such date were $3,932,564 (such amount of Net Assets set forth on the Estimated Closing Balance Sheet is referred to as the “Estimated Net Asset Amount”).  The Estimated Closing Balance Sheet shall be accompanied by a certificate signed by an authorized representative of Seller that, to his or her knowledge, the Estimated Closing Balance Sheet and the Estimated Net Asset Amount are true and correct.  As a result, the U.S. Purchase Price payable at the Closing is adjusted and decreased on a dollar-for-dollar basis by the Estimated Net Asset Amount, and as so adjusted, the U.S. Closing Cash Consideration shall be paid in accordance with Section 2.2(a) hereof.

(b)           Final Balance Sheet, Final Net Assets.  Within sixty (60) days following the Closing Date, Buyer will prepare, or cause to have prepared, in good faith and deliver to Seller its proposed actual balance sheet of the Business as of the Closing Date prepared in accordance with GAAP (excluding footnote disclosure and other presentation items), using the same accounting methods, policies, practices and procedures and applied in good faith, in all material respects, on a basis consistent with that employed by Seller in the preparation of the Estimated Closing Balance Sheet but only to the extent that such accounting methods, policies, practices and procedures are consistent with GAAP (the “Closing Balance Sheet”), together with a statement of the Net Assets of the Business as of the Closing Date as acquired by the Buying Parties (the “Net Asset Amount”).  The Closing Date Balance Sheet shall be accompanied by a certificate signed by an authorized representative of Buyer that, to his or her knowledge and assuming the accuracy of the financial information provided by Seller, the Closing Balance Sheet and the Net Asset Amount are true and correct.

(c)           Objection.  Seller shall have sixty (60) days following Seller’s receipt of the Buyer’s Closing Balance Sheet and statement of the Net Asset Amount to review, comment on or object to such Closing Balance Sheet and statement of Net Asset Amount.  Buyer’s statement of the Net Asset Amount shall be deemed accepted by Seller and binding unless Seller sends Buyer a written objection thereto within such sixty (60) days.  Buyer shall promptly provide Seller with all reasonably requested access and information within three (3) Business Days of such request (or later, if expressly consented to by Seller, which consent shall not be unreasonably withheld) in accordance with Section 2.3(e) below.  If Seller objects to the Buyer’s statement of the Net Asset Amount, Seller shall send Buyer a written objection thereto within sixty (60) days following Seller’s receipt thereof.  In the event that Seller delivers a timely written objection as aforesaid, Buyer and Seller shall work in good faith resolve the objection, but if Buyer and Seller are unable to resolve such objection within thirty (30) days after Buyer is notified of Seller’s objection then, within five (5) Business Days after such failure to resolve the matters in dispute, the matters in dispute shall be submitted for final and binding determination to the Accountants; provided, however, that in no case shall the Accountants’ determination of the Final Net Asset Amount (as defined below) be less than the Net Asset Amount.  The Accountants shall prepare their resolution statement within forty-five (45) days of appointment.  The Net Asset Amount proposed by Buyer, as may be adjusted by agreement of Seller and Buyer or finally determined by the Accountants, as applicable, to reflect the resolution of any timely objections made thereto by Seller in accordance with this Section 2.3(c), shall constitute the “Final Net Asset Amount” and shall be binding on the parties hereto.  Buyer and Seller shall each pay their own expenses of preparing and analyzing the Final Net Asset Amount and resolving objections thereto; except that the fees and expenses of the Accountant shall be borne proportionately by Buyer and Seller on the basis of the discrepancy (in dollars) between the aggregate value established for all disputed items by each such party as presented to the Accountant and the aggregate value of the final and binding determination of such disputed items by the Accountant.

(d)           Post-Closing Payment.  In the event that the Final Net Asset Amount is more than the Estimated Net Asset Amount, then Buyer shall pay to Seller such excess (such excess is referred to as an “Increase in Purchase Price”) within fifteen (15) days after the final determination of the Final Net Asset Amount if an objection has been raised in accordance with Section 2.3(c) above, or within fifteen (15) days after the earlier of (i) the date on which Seller confirms in writing that it does not intend to object to the Closing Balance Sheet and the Net Asset Amount or (ii) the expiration of the sixty (60) day objection period referenced in Section 2.3(c) above.  In the event that the Final Net Asset Amount is less than the Estimated Net Asset Amount, then Buyer shall be entitled to recover such shortfall (such shortfall is referred to as a “Reduction in Purchase Price”) within fifteen (15) days after the final determination of the Final Net Asset Amount if an objection has been raised in accordance with Section 2.3(c) above, or within fifteen (15) days after the earlier of (i) the date on which Seller confirms in writing that it does not intend to object to the Closing Balance Sheet and the Net Asset Amount or (ii) the

expiration of the sixty (60) day objection period referenced in Section 2.3(c) above.  Upon determination that there shall be a Reduction in Purchase Price, Buyer shall be entitled to set-off the amount of any Reduction in Purchase Price from the Second Installment and to the extent the Reduction in Purchase Price (together with any Receivable Shortfall and other amounts that Buyer is entitled to recover from the Second Installment exceeds the amount of the Second Installment, then Seller shall pay the difference to Buyer within fifteen (15) days after receipt of written demand therefor.  The parties hereto agree that for all purposes under this Agreement no set-off shall be made against the First Installment or the Indian Cash Consideration.

(e)           Access to Information.  In connection with the preparation, review and resolution of the statement of Net Assets and in accordance with Section 2.3(c) above:

(i)            Buyer shall and shall cause Indian Buyer to give Seller and its accountants reasonable access to the books and records of the Business and shall cause employees of Buyer or the Indian Buyer to cooperate with them and provide them with all information reasonably requested, all after receiving reasonable notice from them of their requirements and reaching agreement as to mutually convenient times for review; and

(ii)           Buyer and Seller, to the extent within their respective control (or within the control of the Indian Buyer or the Indian Seller), shall give to each other and their agents access to the books, financial records, work papers and other materials and documents used or produced in connection with the preparation or determination of the statement of Net Assets or the Net Asset Amount.

Section 2.4.           Accounts Receivable Adjustment to Purchase Price.

(a)           Receivable Shortfall.  Buyer and Seller agree that the U.S. Purchase Price payable to Seller shall be reduced to the extent that the Accounts Receivable have not been collected by Buyer in the amount included in the Final Net Asset Amount (net of any reserve reflected in the Final Net Asset Amount) within one hundred and twenty (120) days following the Closing Date (the “Collection Period”); except that, if the Final Net Asset Amount has not been determined by such date, then the Collection Period shall be extended and end as of the date on which Final Net Asset Amount is determined.  For avoidance of doubt, any adjustment required under this Section 2.4 shall follow only after any adjustment required under Section 2.3 is completed and without duplication.

(b)           Adjustment to Purchase Price.  Within sixty (60) days following the end of the Collection Period, Buyer shall prepare and furnish to Seller a statement setting forth the Accounts Receivable and all payments made thereon, calculated as of the end of the Collection Period, and the amount, if any, owing from Seller to Buyer pursuant to Section 2.4(a) (a “Receivable Shortfall”).  Seller shall be liable for the Receivable Shortfall.  Buyer shall be entitled to recover any Receivable Shortfall, which shortfall shall be recovered first by set-off against the Second Installment, and only to the extent the Receivable Shortfall (together with any Reduction in Purchase Price and other amounts that Buyer is entitled to recover as a set-off against the Second Installment under this Agreement) exceeds the amount of the Second Installment, then Buyer may recover directly from Seller, and Seller shall pay the amount of any remaining Receivable Shortfall to Buyer within fifteen (15) days after receipt of written demand therefor.

(c)           Collection of Accounts Receivable.  Between the Closing Date and the end of the Collection Period, Buyer shall use all reasonable efforts to collect the Accounts Receivable, taking any and all necessary or advisable actions to collect the Accounts Receivable with such effort being consistent with and no less than the efforts made by Buyer in the collection of its other accounts receivable in the ordinary course of its business, provided that Buyer shall not be obligated to refer any matter to a collection agency, file a claim in court or otherwise resort to litigation.  Within ten (10) Business Days following the end of each calendar quarter occurring during the Collection Period, Buyer shall provide to Seller a status update on the collection of the Accounts Receivable.  Thirty (30) days prior to the expiration of the Collection Period, if Buyer has been unable to collect any Accounts Receivable, Buyer shall so notify Seller and Seller shall be authorized to participate in the collection effort in cooperation with Buyer (which Seller may or may not at its option elect to do).  For any Accounts Receivable not paid within the Collection Period, Buyer shall as of the last day of the Collection Period assign to Seller in an assignment instrument reasonably acceptable to Seller, any and all Accounts Receivable not paid within the Collection Period and that result in a Receivable Shortfall; provided, that, to the extent Buyer or any of its Affiliates receives payment for any such Accounts Receivable (or any portion thereof) at any time after the expiration of the Collection Period, all such amounts shall be promptly delivered to Seller.

Section 2.5.           Buying Parties’ Assumption of Liabilities.  On the terms and subject to the conditions set forth in this Agreement, and in further consideration of the transfer of the Purchased Assets, at the Closing, Buyer shall assume only those duties, liabilities or obligations of Seller included in the U.S. Assumed Liabilities, and on the terms and subject to the conditions set forth in the Indian Purchase Agreement, and in further consideration of the transfer of the Indian Purchased Assets, Buyer shall cause the Indian Buyer to assume only those duties, liabilities or obligations of the Indian Seller included in the Indian Assumed Liabilities.

Section 2.6.           Closing.  The Closing shall take place upon the execution hereof (via facsimile, telephone, mail and other mutually acceptable means of communication and delivery) simultaneously at the offices of Buyer in Orange, Connecticut and Seller in Palo Alto, California.

Section 2.7.           Deliveries by Seller at Closing.  At the Closing, Seller shall convey, transfer, assign and deliver to Buyer all of Seller’s right, title and interest in and to the U.S. Purchased Assets, free and clear of all Liens (except Permitted Liens).  Seller shall deliver or cause to be delivered to Buyer:

(a)           a Bill of Sale, Assignment and Conveyance in the form of Exhibit B, fully executed by Seller;

(b)           an Intellectual Property Assignment Agreement in the form of Exhibit C (the “IP Assignment Agreement”), with respect to the transfer of all registered Intellectual Property of Seller included in the Purchased Assets and applications therefor;

(c)           termination statements relating to the releases of Liens (other than Permitted Liens) on the U.S. Purchased Assets, as identified on Schedule 2.7(c);

(d)           (i) the Lease Assignment and Assumption, in the form attached hereto as Exhibit D-1 (the “Dallas Assignment”), executed by Seller, (ii) the Sub-Lease Agreement, in the form attached hereto as Exhibit D-2 (the “Nashville Sublease”), duly executed by Seller, and (iii) Sub-Lease Deed between the Indian Seller and the Indian Buyer, in the form attached as an exhibit to the Indian Purchase Agreement (the “Indian Sub-Lease”, and together with the Dallas Assignment and the Nashville Sublease, collectively, the “Lease Related Documents”), duly executed by Indian Seller, but being duly stamped within seven (7) days following the Closing and effective as of the date of the Indian Closing;

(e)           Good Standing Certificate of recent date for Seller from the Secretary of State of the State of Delaware;

(f)            a Secretary’s Certificate with respect to Seller’s Certificate of Incorporation, By-laws and director resolutions authorizing this Agreement and the transactions contemplated hereby and officer incumbency;

(g)           a Transition Services Agreement between Seller, any Affiliates of Seller named as parties thereto, and Buyer in the form attached hereto as Exhibit E, fully executed by Seller and any Affiliates of Seller named as parties thereto (the “Transition Services Agreement”);

(h)           an Earn-Out Agreement in the form attached hereto as Exhibit F, fully executed by Seller (the “Earn-Out Agreement”);

(i)            a referral agreement (the “Referral Agreement”) whereby Seller may act as a reseller for Buyer with respect to, among other things, the software and services of the Business, in form acceptable to Buyer and Seller, fully executed by Seller;

(j)            a master services agreement (the “MSA”) for offshore development (“OPD”) services pursuant to which the Buying Parties (and their Affiliates) may engage the Selling Parties (or their Affiliates) to provide OPD services, upon execution and delivery of a statements of work, if any, to be negotiated in the future, it being understood and agreed that by entering into the MSA, the Buying Parties are not committing to any future engagement, in form acceptable to Buyer and the Seller, fully executed by the Selling Parties;

(k)           the consents listed on Schedule 2.7(k); and

(l)            a true copy of the valuation report ascribing the Indian Purchase Price to the Indian Business.

At the Closing, Seller shall cause the Indian Seller to execute and deliver the Indian Purchase Agreement, and at the Indian Closing, the Indian Business shall be sold, assigned, conveyed, transferred and delivered by Indian Seller to Indian Buyer all of Indian Seller’s right, title and interest in and to the Indian Business, free and clear of all Liens (except Permitted Liens).

Section 2.8.           Deliveries by Buyer at Closing.  At the Closing, Buyer shall acquire and accept from Seller all of Seller’s right, title and interest in and to the U.S. Purchased Assets, free and clear of all Liens (except Permitted Liens).  At the Closing, Buyer shall deliver or cause to be delivered to Seller:

(a)           Assumption Agreement in the form attached hereto as Exhibit G, fully executed by Buyer, pursuant to which Buyer assumes, as of the Closing Date, the U.S. Assumed Liabilities;

(b)           the IP Assignment Agreement, fully executed by Buyer;

(c)           the Lease Related Documents, fully executed by Buyer or the Indian Buyer, as applicable;

(d)           the U.S. Closing Cash Consideration pursuant to Section 2.2(a);

(e)           the Earn-Out Agreement, fully executed by Buyer;

(f)            a Secretary’s Certificate with respect to Buyer’s Certificate of Incorporation, By-laws and director resolutions authorizing this Agreement and the transactions contemplated hereby and officer incumbency;

(g)           the Transition Services Agreement, fully executed by Buyer;

(h)           the Referral Agreement, fully executed by Buyer;

(i)            the MSA, fully executed by the Buying Parties; and

(j)            offer letters of employment from Buyer to each Business Employee (other than the Business Employees of Indian Seller, who for avoidance of doubt shall receive their offer letters immediately prior to the Indian Closing).

At the Closing, Buyer shall cause the Indian Buyer to execute and deliver the Indian Purchase Agreement, and at the Indian Closing, Indian Buyer shall acquire and accept from Indian Seller, all of Indian Seller’s right, title and interest in and to the Indian Business, free and clear of all Liens (except Permitted Liens), and pay to Indian Seller the Indian Cash Consideration, in accordance with the Indian Purchase Agreement.

Section 2.9.           Allocation of Purchase Price.  The parties agree that the U.S. Purchase Price, along with the U.S. Assumed Liabilities, shall be allocated among the U.S. Purchased Assets and the non-competition covenants contained in Section 5.2 based upon allocation principles which are reasonable and consistent with applicable law.  Buyer shall provide Seller with a draft of Buyer’s allocation schedule that was prepared in accordance with Section 1060 of the Code within one hundred eighty (180) days following the Closing Date for Seller’s review and comment.  Buyer and Seller shall seek to agree on the allocation schedule but in the event they are unable to agree within ninety (90) days of receipt by Seller of the allocation schedule, Buyer and Seller may use their respective allocation schedules in filing any Return with the Internal Revenue Service (“IRS”) or in other filings made with any other Governmental Entity.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer, as of the Closing, as follows:

Section 3.1.           Organization and Power.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Indian Seller is a private company limited by shares, duly incorporated, validly existing under the laws of The Republic of India.  Each Seller Party has full power and authority to own or lease its properties and conduct the Business as presently being conducted by it.  Each Seller Party has full legal power, authority and capacity to execute the Transaction Documents to which it is a party, and to consummate the transactions contemplated by the Transaction Documents.

Section 3.2.           Authorization.  The execution, delivery and performance of the Transaction Documents by each Seller Party who is party thereto have been duly authorized and approved by all requisite corporate action on the part of each Seller Party.  Each of the Transaction Documents to which a Seller Party is a party constitutes the valid. and binding obligation of such Seller Party and is enforceable against such Seller Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws relating to or limiting creditors’ rights generally and by equitable principles including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Enforceability Exceptions”).

Section 3.3.           No Conflict.  The execution and delivery of the Transaction Documents by the Selling Parties, as applicable, do not, and the consummation of the transactions contemplated by the Transaction Documents and the compliance with the terms thereof will not, (a) violate any law, statute, ordinance, rule or regulation applicable to either Seller Party, (b) except as set forth on Schedule 3.3, violate any judgment, order, decree related to the Business or any permit, license or approval of any Governmental Entity included in the Purchased Assets, (c) conflict with any provision of the certificate of incorporation, by-laws or charter document of either Seller Party (including the memorandum and articles of association of the Indian Seller, true and complete copies of which are currently in force and have been made available to Buyer), (d) except as set forth in Schedule 3.3, result in any violation of, and will not conflict with, or result in a breach of any terms of, or constitute a default under, any mortgage, license, instrument or agreement to which either Seller Party is a party or by which either Seller Party or any of the Purchased Assets is bound, except where any such violation, conflict, breach or default would not either individually or in the aggregate, result in a Material Adverse Effect, (e) create any Lien upon any of the Purchased Assets, or (f) except as set forth on Schedule 3.3, require any notice to, or consent, approval, order or authorization of, or the registration, declaration or filing with, any Governmental Entity or other Person, including, without limitation, under any Contract.

Section 3.4.           Title to Purchased Assets.  Except as set forth on Schedule 3.4, Seller has good, valid and marketable title to all of the U.S. Purchased Assets, free and clear of all Liens other than Permitted Liens, and the Indian Seller has good, valid and marketable title to all of the Indian Purchased Assets, free and clear of all Liens other than Permitted Liens.  Except as set forth on Schedule 3.4, none of the Purchased Assets are subject to any option, contract, arrangement or understanding that would restrict Selling Parties’ ability to transfer the Purchased Assets to Buying Parties as contemplated herein and by the Indian Purchase Agreement.  Except as set forth on Schedule 3.4, the Purchased Assets constitute all assets, rights and properties used by the Selling Parties to operate, or necessary to operate, the Business as operated by the Selling Parties immediately prior to Closing.  Except as set forth on Schedule 3.4, all employees engaged in conducting the Business are employees of Selling Parties.

Section 3.5.           Condition of Purchased Assets.  All of the tangible personal property included in the Purchased Assets are in reasonably good operating condition and repair, ordinary wear and tear excepted, and in the state of maintenance, repair and operating condition required for the proper operation and use thereof in the ordinary and usual course of business by the Selling Parties.

Section 3.6.           Financial Statements.  Seller has delivered to Buyer unaudited financial information respecting the Business (the “Business Financial Statements”) as follows: (i) the consolidated statement of net assets acquired and consolidated statements of net revenues and direct expenses, as of and for the years ended December 31, 2010 and December 31, 2011 made available to Buyer, (ii) the Reference Date Balance Sheet, a copy of which is attached hereto as Schedule 3.6; and (iii) unaudited profit and loss statements of the Business for the seven (7) months ended as of the Reference Date.  The Business Financial Statements fairly present the financial position and results of operations of the Business for the periods then ended and the financial position of the Business at the dates thereof and were prepared in accordance with GAAP, except for the absence of footnotes thereto and for ordinary year-end adjustments.  The books of account for the Business are and, during the period covered by the Business Financial Statements were, correct and complete in all material respects, fairly and accurately reflect in all material respects the income, expenses, assets and liabilities of the Business, including the nature thereof and the transactions giving rise thereto, and provide or provided in all material respects a fair and accurate basis for the preparation of the Business Financial Statements.

Section 3.7.           Accounts Receivable; Credits.  Schedule 3.7 sets forth a listing of the Accounts Receivable (other than unbilled revenue) of the Business as of two (2) Business Days prior to the Closing.  The Accounts Receivable set forth on Schedule 3.7 are bona fide accounts receivable.  No Account Receivable has been released by Seller, in whole or in part, so as to reduce its value.  Except as set forth on Schedule 3.7, there are no outstanding customer credits or allowances (including allowances for bad debts) which have been authorized by Seller prior to the Closing Date.

Section 3.8.           [Intentionally Omitted].

Section 3.9.           Litigation.  Except as set forth on Schedule 3.9, there is no suit, action or proceeding pending against either Selling Party or any Affiliate to the Selling Parties, or, to the Seller’s Knowledge, the employees of either Seller Party or any Affiliate of the Selling Parties relating to the Business, the Purchased Assets, or the transactions contemplated hereby.  Neither of the Selling Parties, nor their Affiliates, nor the Business is subject to any order of a Governmental Entity relating to the Business, the Purchased Assets, or the transactions contemplated hereby.

Section 3.10.        Compliance With Law.  To their Knowledge, the Selling Parties have all necessary licenses, permits and other approvals of Governmental Entities necessary to operate the Business as now conducted (including registration, as may be required, as an ‘other service provider’ with the Department of Telecommunications, Government of India (or any predecessor, sub-department and/or cell thereof), each of which is in good standing.  The Business is currently conducted, and the Selling Parties have properly filed all necessary reports, in all material respects in accordance with applicable laws and regulations (including, with regard to the Indian Seller, the (Indian) Companies Act, 1956, the (Indian) Foreign Exchange Management Act, 1999 (including the regulations, notifications and circulars issued thereunder), Indian foreign investment laws, the (Indian) Telegraph Act, 1885 (including the rules, regulations, notifications and circulars issued thereunder), the (Indian) Information Technology Act, 2000 and the rules framed thereunder (including the (Indian) Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Information) Rules, 2011), Indian labor and employment laws (including those specifically referred to in Section 3.17(a)) and Indian Tax laws (including the (Indian) Income Tax Act, 1961 and the rules framed thereunder)). One hundred percent (100%) foreign direct investment (“FDI”) under the ‘automatic route’ (as understood under applicable Indian laws) is permitted, under applicable Indian laws, in the Business as carried on by the Indian Seller, and the Indian Seller is and has at times been in compliance with all applicable Indian foreign exchange laws and applicable Indian laws relating to FDI, with regard to the Business.

Section 3.11.        Absence of Undisclosed Liabilities.  Neither Selling Party nor any of its Affiliates has any liabilities or obligations, either accrued, contingent or otherwise, related to or arising from the Business, nor are there other liabilities or obligations of the Business, which are not reflected in (i) the Reference Date Balance Sheet or (ii) this Agreement, the Indian Purchase Agreement or the Schedules hereto and thereto, except as have been incurred in the ordinary course of business since the Reference Date and which are not material, individually or in the aggregate.

Section 3.12.        Absence of Certain Changes.  Since the Reference Date, neither the Business nor either Selling Party, with respect to the Business, has:

(a)           suffered any adverse change in its financial condition, assets, liabilities, net worth or business from that shown on the Reference Date Balance Sheet that, either individually or in the aggregate, has had a Material Adverse Effect;

(b)           suffered any material damage, destruction or loss, whether or not covered by insurance, to assets or properties primarily used in the conduct of the Business;

(c)           declared or paid or agreed to declare or pay any dividends or distributions of assets of the Business other than cash or cash equivalents;

(d)           mortgaged, pledged, hypothecated or otherwise encumbered any of its material assets, tangible or intangible;

(e)           sold or transferred any of its material assets, property or rights, or canceled or agreed to cancel any of its debts or claims, in each case, except for fair value and in the ordinary course of business;

(f)            suffered any material change in its relationship with any customer or its contracts with customers;

(g)           incurred any commitment (through negotiations or otherwise) or any liability to any labor organization, or been involved in any organized labor dispute;

(h)           increased the amount of its Debt specifically related to the Business by more than $20,000 in the aggregate;

(i)            entered or agreed to enter into any agreement granting any rights to purchase a material part of its assets, property or rights;

(j)            engaged in any practice that would reasonably be considered to be “channel stuffing” or “trade loading”;

(k)           made any change in the accounting practices or methods followed by it;

(l)            materially increased the level of compensation or benefits for any Business Employee except for salary of other compensation increases in the ordinary course of business with respect to employees other than those at or above the “management” level;

(m)          entered into any other transaction, or been involved in any event or experienced any condition of any character, that, either individually or in the aggregate, has had a Material Adverse Effect; or

(n)           entered into an agreement to do any of the foregoing.

Section 3.13.        Contracts.

(a)           Schedule 3.13 lists each contract, lease, arrangement and understanding including, without limitation, (i) customer service agreements and other customer agreements, and (ii) partner, reseller, alliance and similar distribution agreements, in each case which relate to the Business as it is conducted by the Selling Parties, other than the Proprietary Rights Agreements (which are listed on Schedule 3.14) (the “Contracts”), other than any Omitted Contract or Accepted Contract (as defined in Section 5.1(c)).  As to each Contract (other than the Accepted Contracts), Schedule 3.13 correctly identifies which Selling Party is party to such Contract.  Each of the Contracts to which the Indian Seller is a party has been duly and sufficiently stamped and properly registered (if required under applicable laws) in accordance with applicable law.

(b)           Except as set forth on Schedule 3.13, Selling Parties have fulfilled in all material respects all obligations required pursuant to the Contracts to have been performed by Selling Parties prior to the date hereof.  Neither the applicable Selling Party nor to the Knowledge of Seller the other parties to such Contracts are in material default thereof and all Contracts are valid and in effect, except as to the Enforceability Exceptions.  Schedule 3.13 identifies each

Contract (other than Accepted Contracts) (i) which provides that an assignment by the applicable Selling Party will cause a termination of the Contract or constitutes a default thereunder or otherwise grants to the other party the right to terminate the Contract or (ii) which grants any Person a Lien on all or any part of the Purchased Assets.

(c)           Set forth on Schedule 3.13 is a list of the customers of the Business as of or at any time during the one (1) year period prior to Closing.  Except as set forth on Schedule 3.13, no customer, supplier, vendor, partner, reseller or other distributor of the Business has given any written notice (including receipt of notice by electronic means, such as email) to the Selling Parties or any Affiliate of the Selling Parties or, to Seller’s Knowledge, made any threat to the Selling Parties or any Affiliate of the Selling Parties that such customer, supplier, vendor, partner, reseller or other distributor intends to cancel or otherwise terminate its relationship with the Business, materially and adversely change its relationship with the Business, materially reduce the volume of business it currently does with the Business or refuse to renew any Contract when it expires.  Except as set forth on Schedule 3.13, Seller is not aware of (based solely upon the actual knowledge of the Listed Persons), any customer, partner, reseller or other distributor of the Business that has issued a request for proposals or quotes or is otherwise engaged in a competitive bidding or proposal process, pursuant to which the customer, partner, reseller or other distributor is seeking proposals for products or services that would substitute for or replace products or services currently provided to that customer by the Business.  Except as set forth on Schedule 3.13, since January 1, 2010, the Selling Parties have not as the result of any claim of breach or non-performance entered into any written settlement, arrangement or compromise with any customer that resulted in refunds, credits, discounts or other direct compensation to such party in an amount in excess of $25,000 or any partner that resulted in refunds, credits, discounts or other direct compensation to such party in an amount in excess of $50,000 in each instance.

(d)           Except as set forth on Schedule 3.13, neither Selling Party is a party to or bound by any Contract or applicable law or regulation under which the Selling Party is restricted from selling, licensing or otherwise distributing any of its technology or products or from providing services to customers or potential customers, in any geographic area, during any period of time or in any segment of any market, in each case related to the Business.  Except as set forth on Schedule 3.13, none of the Contracts contains any non-hire or non-solicit with respect to any current or former employee of any third party.

Section 3.14.        Intellectual Property.

(a)           Schedule 3.14(a) sets forth a list of all registrations and applications therefor with respect to Intellectual Property that is owned by either Selling Party and used primarily in the Business, and identifies which Selling Party is the owner thereof.

(b)           Schedule 3.14(b) sets forth a list of all material Intellectual Property that is not owned by the Selling Parties and that is primarily used in the Business (other than commercially available desktop computer software programs licensed non-exclusively under “shrink wrap” or other comparable standard form licenses) and a list of each license or other agreement under which any Intellectual Property is used in the Business (the “Proprietary Rights Agreement”).

(c)           Except as disclosed in Schedule 3.14(c), Selling Parties possess all right, title and interest in or have the right to use all Intellectual Property used primarily in the conduct of the Business as presently conducted, including, without limitation, the Intellectual Property set forth on Schedule 3.14(a) and Schedule 3.14(b) (“Seller Intellectual Property”), free and clear of all Liens other than Permitted Liens, and, giving effect to any consents set forth on Schedule 3.14(c), the execution, delivery and performance of the Transaction Documents shall not materially affect or alter any right to use any Seller Intellectual Property nor result in the levying of any material fees, costs or penalties against either Selling Party or the Business; provided, however, that with respect to third party Patents, the foregoing representation is made to the Knowledge of Seller.  Except as disclosed on Schedule 3.14(c), Seller and not the Indian Seller is the holder of all right, title and interest in and to the Seller Intellectual Property.

(d)           The use of Seller Intellectual Property by the Selling Parties does not infringe on or violate the Intellectual Property of any Person in any material respect, provided, however, that with respect to third party Patents, the foregoing representation is made to the Knowledge of Seller, and to the Knowledge of the Selling Parties, no Person has infringed or violated the Seller Intellectual Property in any material respect.

(e)           All Persons (including contractors) who have contributed to the creation, invention or development of Seller Intellectual Property in any material manner have assigned to the Selling Parties all of their rights therein.  The Selling Parties take reasonable actions to protect and maintain (i) any know-how, trade secrets, confidential information, customer lists or data basis that are Seller Intellectual Property, including, without limitation, executing confidentiality and non-disclosure agreements with employees and contractors, and (ii) the confidentiality, integrity and security of their software, databases, systems, networks, and Internet websites, and information stored or contained therein or transmitted thereby, and transactions consummated in connection therewith, from any unauthorized use, access, interruption or modification by third parties, including, without limitation, the use of reliable encryption protection (or an equivalent).

(f)            The Selling Parties take commercially reasonable actions to back up their software, databases and systems in a manner sufficient to enable resumed or continued functioning in all material respects following a hardware, telecommunications or related interruption or failure.

(g)           The Selling Parties’ proprietary software and software licensed pursuant to a Proprietary Rights Agreement and used primarily in the conduct of the Business substantially conform to all written specifications for their use in the conduct of the Business as currently conducted, and to the Knowledge of Seller are substantially free of material errors, viruses and other contaminants.

(h)           Except as set forth on Schedule 3.14(h), no proprietary software product owned by either Selling Party and distributed in connection with the Business incorporates, uses or has embedded within it software or source code that is subject to any GNU General Public License or any other “viral open source” license agreement.  Set forth on Schedule 3.14(h) is a list of all customers for whom software has been escrowed.

Section 3.15.        Real Property.

(a)           Schedule 3.15 describes the Leases, which are leases of real property primarily used in connection with the operation of the Business in the United States.  Seller has made available to Buyer a true, correct and complete copy of the Leases and any and all amendments thereto.  Each Lease (as may have been amended) is legal, valid, binding and enforceable against Seller, except as to the Enforceability Exceptions, is in full force and effect and represents the entire agreement between the landlord thereunder and Seller with respect to the property subject thereto.  To Seller’s Knowledge, nothing impairs Seller’s ability to enforce its rights under the Leases against the landlords.  Seller has undisturbed possession of the premises subject to the Leases.  Seller has not received any notice of a breach or default under any Lease, and Seller has not granted to any other Person any rights, adverse or otherwise, under any Leases.  Neither Seller nor (to the Knowledge of Seller) any other party to any Lease, is in breach or default in any material respect, and, to the Knowledge of Seller, no event has occurred that, with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration under any Lease.  Except as set forth on Schedule 3.13, to the Knowledge of Seller, there is no dispute between Seller and any landlord under the Leases and no waiver, indulgence or postponement of Seller’s obligations thereunder has been granted by any landlord.  The rental set forth in each of the Leases is the actual rental being paid, and there are no separate agreements or understandings with respect to the same.  Other than the leasehold interests created by the Leases, Seller holds no interests in real property of any kind that are primarily used in connection with the Business.  To the Knowledge of Seller, the premises subject to the Leases are not subject to any zoning ordinance, Lien, or other restriction or encumbrance which would reasonably be expected to have a Material Adverse Effect.  To the Seller’s Knowledge, there is no planned or threatened taking or condemnation of all or any part of such premises.

(b)           Seller has made available to Buyer a true, correct and complete copy of the Office Lease dated September 29, 2011 in favor of Seller (and any and all amendments thereto) (the “Nashville Lease”), pursuant to which Seller leases the premises located at Suite 300, 15 Century Boulevard, Nashville, Tennessee 37214 (the “Nashville Premises”).  The Nashville Lease is legal, valid, binding and enforceable against the Seller, is in full force and effect and represents the entire agreement between the landlord thereunder and the Seller with respect to the Nashville Premises.  The rental set forth in the Nashville Lease is the actual rental to be paid, and there are no separate agreements or understandings with respect to the same.  To Seller’s Knowledge, nothing impairs the Seller’s ability to enforce its rights under the Nashville Lease against the landlord.  Seller has all the requisite power and authorization under the Nashville Lease to sublease all or any portion of the Nashville Premises to the Buyer in the manner contemplated in the Nashville Sublease.  Neither Seller, nor any of its Affiliates has received any notice of a breach or default under the Nashville Lease, and the Seller has not granted to any other Person any rights, adverse or otherwise, to the Nashville Premises.  Neither Seller nor (to the Knowledge of Seller) any other party to the Nashville Lease, is in breach or default in any material respect, and, to the Knowledge of Seller, no event has occurred that, with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration under the Nashville Lease.  To the Knowledge of Seller, except as set forth on Schedule 3.15, there is no dispute between the Seller and the landlord under the Nashville Lease and no waiver, indulgence or postponement of the Seller’s obligations thereunder has been granted by the landlord, or vice versa.  To the Knowledge of Seller, (i) use of the Nashville

Premises for the various purposes for which they are presently being used and proposed to be used as contemplated by the Seller (including in relation to the Business) is permitted under all applicable laws, including planning, zoning and occupancy laws; (ii) all structures, fixtures and other improvements included in the Nashville Premises are in compliance with all applicable laws, including those pertaining to environment, health and safety, zoning and building and (iii) the Nashville Premises are not subject to any zoning ordinance, Lien, or other restriction or encumbrance which would reasonably be expected to have a Material Adverse Effect.  To the Seller’s Knowledge, there is no planned or threatened taking or condemnation of all or any part of the Nashville Premises.

(c)           Seller has made available to Buyer a true, correct and complete copy of the head lease dated March 30, 2012 in favor of Indian Seller (and any and all amendments thereto) (the “Indian Head Lease”), pursuant to which the Indian Seller leases the premises for the New Bangalore Facility (as defined in the India Purchase Agreement) that are being made subject to the Indian Head Lease (the “Indian Premises”).  The Indian Head Lease is stamped and registered as required by applicable law, is legal, valid, binding and enforceable against the Indian Seller, is in full force and effect and represents the entire agreement between the landlord thereunder and the Indian Seller with respect to the Indian Premises.  The rental set forth in the Indian Head Lease is the actual rental to be paid, and there are no separate agreements or understandings with respect to the same.  To Seller’s Knowledge, nothing impairs the Indian Seller’s ability to enforce its rights under the Indian Head Lease against the landlord.  Indian Seller has all the requisite power and authorization under the Indian Head Lease to sublease all or any portion of the New Bangalore Facility to the Indian Buyer in the manner contemplated in the Indian Sub-Lease, and is entitled to so, with only the requirement of prior intimation to the landlord.  Neither Seller, the Indian Seller nor any Affiliate of either of them has received any notice of a breach or default under the Indian Head Lease, and the Indian Seller has not granted to any other Person any rights, adverse or otherwise, to the Indian Premises.  Neither the Indian Seller nor (to the Knowledge of Seller) any other party to the Indian Head Lease, is in breach or default in any material respect, and, to the Knowledge of Seller, no event has occurred that, with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration under the Indian Head Lease.  To the Knowledge of Seller, except as set forth on Schedule 3.15, there is no dispute between the Indian Seller and the landlord under the Indian Head Lease and no waiver, indulgence or postponement of the Indian Seller’s obligations thereunder has been granted by the landlord, or vice versa.  To the Knowledge of Seller, (i) use of the Indian Premises for the various purposes for which they are presently being used and proposed to be used as contemplated by the Indian Seller (including in relation to the Business) is permitted under all applicable laws, including planning, zoning and occupancy laws; (ii) all structures, fixtures and other improvements included in the Indian Premises are in compliance with all applicable laws, including those pertaining to environment, health and safety, zoning and building and (iii) the Indian Premises are not subject to any zoning ordinance, Lien, or other restriction or encumbrance, other than the mortgage created by the landlord on the entire premises, in favor of Standard Chartered Bank, which would reasonably be expected to have a Material Adverse Effect.  To the Seller’s Knowledge, there is no planned or threatened taking or condemnation of all or any part of the Indian Premises.

Section 3.16.        Environmental Matters.  The Selling Parties and their Affiliates are not now nor have been in the past three (3) years advised by any Governmental Entity that they are in material violation of any applicable statute, law or regulation applicable to the Business relating to the environment or occupational health and safety in connection with any premises used by them or in connection with the conduct of the Business, and to the Knowledge of Seller, no material expenditures are or will be required by Buyer in order to comply with any such existing statute, law or regulation in connection with the premises subject to the Leases and the Indian Head Lease or the conduct of the Business.  No Hazardous Materials (as defined below) are used or have been used, stored, or disposed of by or in connection with the Business or, to the Knowledge of Seller, by any other Person on any real property subject to Leases or the Indian Head Lease in a manner that would reasonably be expected to subject the Selling Parties or their Affiliates to any environmental liability.  For the purposes of the preceding sentence, “Hazardous Materials” shall mean (a) materials which are listed or otherwise defined as “hazardous” or “toxic” under any applicable local, state and/or federal laws and regulations that govern the existence and/or remedy of contamination on property, the protection of the environment from contamination, the control of hazardous wastes, or other activities involving hazardous substances, including building materials or (b) any petroleum products or nuclear materials.

Section 3.17.        Employees; ERISA.

(a)           Except as set forth on Schedule 3.17, Selling Parties and their Affiliates are not party to any employment, severance or consulting agreement or to any collective bargaining agreement, settlement or award, nor are their employees members of a collective bargaining unit, union, employee council or equivalent group or organization, nor, to Seller’s Knowledge, has there been any unionization activity, in each case related to the employees who perform services primarily for the Business (the “Business Employees”).  With respect to the Business Employees, the Selling Parties and their Affiliates have complied in all material respects with all laws relating to the employment of labor (including, with regard to the Indian Seller, the (Indian) Equal Remuneration Act, 1976, the (Indian) Employees Provident Funds and Miscellaneous Provisions Act, 1952, the (Indian) Employee’s State Insurance Act, 1948, the (Indian) Payment of Bonus Act, 1965, the (Indian) Payment of Gratuity Act, 1972, the (Indian) Industrial Disputes Act, 1947, the (Indian) Contract Labour (Regulation and Abolition) Act, 1970, the (Indian) Maternity Benefit Act, 1961, the (Indian) Workmen’s Compensation Act, 1923, the (Indian) Industrial Employment (Standing Orders) Act, 1946, the (Indian) Minimum Wages Act, 1948, the Karnataka Shops and Commercial Establishments Act, 1961 and those relating to sexual harassment.), and including provisions relating to wages, equal pay, hours of work, leave, sexual harassment, collective bargaining, contract labour, and the payment of unemployment, maternity benefits, employee/employment insurance, workers’ compensation, Social Security, gratuity, payroll, profession, withholding and similar benefits, payments, contributions and Taxes, with respect to Business Employees.  To the Knowledge of Seller, all contractors providing contract labor to Indian Seller in relation to the Business are licensed/registered under and are in compliance with the provisions of the Contract Labor (Regulation and Abolition) Act, 1970. The Indian Seller is not involved in or, to the Seller’s Knowledge, threatened with, any labor dispute, industrial dispute, grievance, or litigation relating to labor, safety, or discrimination matters involving any of its Business Employees or contractors providing contract labour for the Business, including, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in material liability to the Indian Seller under the (Indian) Industrial Disputes Act, 1947 and/or the Karnataka Shops and Commercial Establishments Act, 1961 (and the rules made thereunder), and the provisions thereof have been duly complied with by the Indian Seller, including in relation to discharge, dismissal, retrenchment and/or termination of employment of employees.  Indian Seller has not engaged in any unfair labor practices within the meaning of the (Indian) Industrial Disputes Act, 1947.  Schedule 3.17 attached hereto contains a list of all Business Employees at the Closing Date with their respective employers (i.e. the entity who is their current employer), current salaries or hourly rates, any commission or bonus compensation owing or received during the last twelve (12) months, job title, length of employment or date of hire, dates and amounts of the most recent increases in salary, accrued vacation/leave and sick leave and any other amounts owing to all employees, and a list of all benefits provided to Business Employees.  To the Knowledge of Seller, no Business Employee has given any notice to (i) cancel or otherwise terminate his or her relationship with the Business or (ii) not accept employment with the Buying Parties, if employment is offered.  Subject to applicable statutory rights, there exists no written contracts of employment with any of the Business Employees or any oral contracts of employment which are not terminable on the giving of reasonable notice and/or severance pay in accordance with applicable law.  The Selling Parties and each Affiliate of the Selling Parties who employs Business Employees have deducted and remitted to the relevant Governmental Entity all income taxes, unemployment insurance contributions, insurance contributions, provident fund contributions, pension contributions, profession tax contributions, employer health tax remittances and any taxes or deductions or other amounts which they are required by statute or contract to collect and remit to any Governmental Entities entitled to receive payment of such deduction with respect to the Business Employees.  All Buyer Business Employees have been paid as of Closing all amounts due on account of salary, bonus, allowances, payments and commissions.

(b)           Schedule 3.17 lists all material “employee Benefit Plans” as defined in Section 3(3) of ERISA and any other material benefit plans in which Business Employees, or any beneficiary thereof, is entitled to participate or to receive benefits (including without limitation, equity, deferred compensation, severance, retirement, medical, dental, disability or life insurance benefits).  No such plan requires Buyer to assume any employment, compensation, fringe benefit, pension, profit sharing or deferred compensation agreement or plan in respect of any Business Employee, and Seller does not or has not contributed to or maintained a “multiemployer plan” (as defined in ERISA Section 3(37)) with respect to the Business Employees.

Section 3.18.        Taxes.

(a)           Selling Parties and their Affiliates have prepared and filed or caused to be prepared and filed, all federal, state, provincial, local and foreign returns, estimates, information statements and reports, including without limitation, all informational returns relating to Taxes (“Returns”) concerning or attributable to the Purchased Assets or the Business, excluding, however, Taxes based solely on the income of Selling Parties or their Affiliates (such Taxes, “Business-Related Taxes”) which any of them is required to file and such Returns were true and accurate in all material respects and were completed substantially in accordance with applicable law in all material respects when filed.

(b)           Selling Parties and their Affiliates (i) have paid all Business-Related Taxes they are required to pay, (ii) have withheld with respect to the Business Employees all Taxes required to be withheld, and (iii) have not been delinquent in the payment of any such Tax nor is there any Tax deficiency outstanding, proposed or assessed against any of them with respect to such Taxes for which any Selling Party or any Affiliate of a Selling Party has received written notice thereof.

(c)           No audit or other examination of any Return of any Selling Party or any Affiliate of a Selling Party is presently in progress with respect to Business-Related Taxes for which any Selling Party or any Affiliate of a Selling Party has received written notice thereof, and neither Selling Party nor any Affiliate of a Selling Party has been notified in writing of any request for such an audit or other examination.

(d)           Neither Selling Party nor any Affiliate of a Selling Party has liabilities for unpaid Business-Related Taxes as of the Reference Date which have not been accrued or reserved against on the Reference Date Balance Sheet, whether asserted or unasserted, contingent or otherwise, and Seller has no Knowledge of any basis for the assertion of any such liability.

(e)           The transfer of the U.S. Purchased Assets pursuant to this Agreement is not subject to the tax withholding provisions of Code Section 3406 or Subchapter A of Chapter 3 of the Code, or if it is subject to such provision, such provision has or shall at the time of Closing have been satisfied.

Section 3.19.        Relationships With Affiliates.  To Seller’s Knowledge, no Affiliate of the Selling Parties has any interest in any property (whether real, personal, or mixed and whether tangible or intangible) primarily used in the Business.  Neither the Selling Parties nor any of their Affiliates are owners (of record or as a beneficial owner) of a controlling interest in a Person that has (a) business dealings or a material financial interest in any transaction with the Business, or (b) engages in competition with the Business.  Except as set forth on Schedule 3.19, no Affiliate of the Selling Parties is a party to any Proprietary Rights Agreement or Contract.

Section 3.20.        Brokers.  There are no claims for brokerage commissions, finder’s fees or similar compensation arising out of or due to any act of or on behalf of the Selling Parties or their Affiliates in connection with the transactions contemplated by this Agreement.

Section 3.21.        Insurance.  The Selling Parties are insured in respect of the Business and the Purchased Assets, in amounts and against risks as set forth in Schedule 3.21.  Since January 1, 2012, the Selling Parties and their Affiliates have not received any written communication or other written notice regarding any actual or possible refusal of any coverage or rejection of any claim related to the Business or the Purchased Assets.

Section 3.22.        Powers of Attorney.  No Person has any power of attorney to act on behalf of the Selling Parties or their Affiliates in connection with any of the Purchased Assets or the Business.

Section 3.23.        Certain Payments.  To the Knowledge of Seller, since July 1, 20010, neither of the Selling Parties nor any Affiliate, director, officer, agent, or employee of the Selling Parties, or any other Person acting for or on behalf of the Selling Parties or their Affiliates, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, or (iv) in violation of any statutes, laws or regulations, or (b) established or maintained any fund or asset that has not been recorded in the books and records of Seller, in each case to the extent related to the Business.

Section 3.24.        Statements Not Misleading.  No representation or warranty of the Selling Parties furnished by the Selling Parties hereunder is false or inaccurate in any material respect or contains any untrue statement of a material fact or omits to state any fact necessary to make the statements contained herein not misleading.

Section 3.25.        Limitation on Representations or Warranties.  No Selling Party is  making any representation or warranty whatsoever, express or implied, except those representations and warranties of the Selling Parties explicitly set forth in this Agreement and the Indian Purchase Agreement. ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY EXCLUDED.  THE SELLING PARTIES MAKE NO REPRESENTATIONS OR WARRANTIES TO THE BUYING PARTIES, EXCEPT AS CONTAINED IN ARTICLE 3 OF THIS AGREEMENT AND THE INDIA PURCHASE AGREEMENT.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

Section 4.1.           Organization and Power of Buyer.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Indian Buyer is a private company limited by shares duly incorporated and validly existing under the laws of the Republic of India.  Each Buying Party has full corporate power and authority to own its properties and conduct the business presently being conducted by it.  Each Buying Party has full legal power, authority and capacity to execute the Transaction Documents to which it is a party and to consummate the transactions contemplated by the Transaction Documents.

Section 4.2.           Authorization.  The execution, delivery and performance of the Transaction Documents by each Buying Party who is party thereto have been duly authorized and approved by all requisite corporate action on the part of such Buying Party’s directors and officers.  Each of the Transaction Documents to which a Buying Party is a party constitutes the valid and binding obligation of such Buying Party and is enforceable against such Buying Party in accordance with its terms, except as to the Enforceability Exceptions.

Section 4.3.           No Conflict.  The execution and delivery of the Transaction Documents by the Buying Parties, as applicable, do not, and the consummation of the transactions contemplated by the Transaction Documents and the compliance with the terms thereof will not, (a) violate any law, statute, ordinance, rule or regulation applicable to either Buying Party, (b) violate any judgment, order, decree or any permit, license or approval of any Governmental Entity, (c) conflict with any provision of the certificate of incorporation, by-laws  or charter document of either Buying Party (including the memorandum and articles of association of the Indian Buyer), (d)  to the knowledge of Buyer, result in any material violation of, and will not materially conflict with, or result in a material breach of any terms of, or constitute a material default under, any mortgage, license, instrument or agreement to which either Buying Party is a party or by which either Buying Party is bound, or (e) require any notice to, or consent, approval, order or authorization of, or the registration, declaration or filing with, any Governmental Entity or other Person.

Section 4.4.           Brokers.  There are no claims for brokerage commissions, finder’s fees or similar compensation arising out of or due to any act of or on behalf of Buyer or its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.5.           Litigation.  There is no action, claim, suit or proceeding pending, or to the Buyer’s knowledge threatened that would adversely affect the consummation of the transactions contemplated by this Agreement or the Indian Purchase Agreement.

Section 4.6.           Funds Available.  Buyer has sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder or under any other agreement, document or instrument executed and delivered in connection with this Agreement or the other Transaction Documents.

Section 4.7.           Statements Not Misleading.  No representation or warranty of the Buying Parties furnished by the Buying Parties hereunder is false or inaccurate in any material respect or contains or will contain any untrue statement of a material fact or omits or will omit to state any fact necessary to make the statements contained herein or therein not misleading.

ARTICLE 5

COVENANTS

Section 5.1.           Further Assurances; Cooperation.

(a)           Each of the parties will, and will cause its Affiliates to, provide such other information, and execute and deliver all such other and additional instruments, notices, releases, undertakings, consents and other documents, and will do all such other acts and things, as may be reasonably requested by the other party as necessary to consummate and effectuate the transactions contemplated by the Transaction Documents.  The parties shall take or shall cause to be taken such other reasonable actions as may be required to more effectively transfer, convey and assign to, and vest in, the Buying Parties, and put the Buying Parties in possession of, the Business, the Purchased Assets and the Assumed Liabilities, as contemplated by the Transaction Documents.

(b)           Without limiting the generality of the foregoing, Buyer shall and hereby covenants and agrees to promptly take all commercially reasonable measures to cause the consummation of the transactions contemplated under the India Purchase Agreement no later than December 3, 2012 (unless an extension thereof is mutually agreed upon by Buyer and Seller, or an extension thereof is required because Indian Buyer is not able to take possession of the Indian Premises solely due to delays caused the landlord under the India Head Lease, except that in no event will an extension go beyond March 3, 2013), and Seller shall cooperate with Buyer and take all commercially reasonable measures to assist Buyer in its efforts to consummate the transactions contemplated under the Indian Purchase Agreement.  It is acknowledged and agreed that, notwithstanding anything to the contrary, neither the Selling Parties nor any of their Affiliates shall have, and the Buying Parties shall hold them harmless for, any loss or liability of any nature whatsoever for or related to the Business or the Purchased Assets arising or related to the period on or after the Closing, including in connection with the Selling Parties’ conduct of the Indian Business from the date hereof until the Indian Closing; provided, however, that Selling Parties shall not be entitled to be held harmless from any loss or liability from the Selling Parties’ conduct of the Indian Business from the date hereof until the Indian Closing, which loss or liability is caused by or arise from (i) any action of any Selling Party outside the ordinary course of business not directed or approved by a Buying Party and/or (ii) a Selling Party’s breach of the Indian Purchase Agreement or the Transition Services Agreement.

(c)           After the date hereof and until the three (3) month anniversary of the Closing, Seller shall use its commercially reasonable efforts to identify and locate any customer service or similar agreement, and any partner, reseller, alliance and similar distribution agreement, in each case primarily relating to the Business, that was not delivered to Buyer as of the Closing and omitted from the schedules hereto as a Contract constituting a Purchased Asset hereunder (the “Omitted Contracts”).  To the extent Seller identifies and locates an Omitted Contract during such three (3) month period, the Omitted Contract shall be promptly delivered to Buyer and be accepted by Buyer, constitute a “Contract” hereunder, and deemed disclosed on Schedule 3.13 and Schedule 1B-1 as a Purchased Asset, for so long as any such Omitted Contract was entered in the Seller’s ordinary course of business and/or does not materially differ from or otherwise materially exceed the type and level of obligations or liabilities under the Contracts delivered as of the Closing (with any such Omitted Contract thereafter being an “Accepted Contract” as a Purchased Asset for all purposes hereunder); if the Omitted Contract (or any provision thereof) is, however, reasonably determined to have been entered into outside of the Seller’s ordinary course of business and/or materially differs from or otherwise materially exceeds the type and level of obligations or liabilities under the Contracts delivered as of the Closing, such Omitted Contract shall not be transferred to Buyer and shall be deemed and constitute an Excluded Asset for all purposes hereunder.  If an Omitted Contract is determined to be an Excluded Asset under this Section 5.1(c), or if a Deferred Asset is determined to be not transferable in accordance with Section 5.1(d), and Seller is not able to terminate such contract without liability, upon Seller’s request, Buyer shall cooperate with Seller and assist in Seller’s performance thereunder by sub-contracting services on mutually agreeable terms.  To the extent located by Seller after the date hereof and prior to the three (3) month anniversary of the Closing, Seller shall deliver to Buyer any amendments, schedules, statements of work, sales or service orders, purchase orders or the like associated with or made under any Contract, if any such document was not delivered to Buyer as of the Closing and/or omitted on the schedules hereto, all of which shall be deemed accepted and assumed by Buyer as part of the Contract constituting a Purchased Asset as of the Closing.

(d)           Nothing in this Agreement shall be construed as an attempt to assign to Buyer any legal interest in any of the Purchased Assets which, as a matter of law or by the terms of any legally binding contract to which Seller is subject, is not assignable without the consent of any other Person, unless such consent shall have been given or the parties mutually agree to forego such consent.  In the event that any of the Purchased Assets is not conveyed, transferred and assigned to the Buying Parties at Closing because the parties agree to close without a required consent or waiver and to postpone the conveyance, transfer or assignment rather than forego such consent or waiver (such Purchased Assets, the “Deferred Assets”), then the legal interest in the Deferred Assets shall not be conveyed, transferred and assigned unless and until such consent or waiver is obtained.  The Seller and Buyer shall be jointly responsible for and use commercially reasonable efforts to obtain such consents or waivers as may be necessary to complete such transfers as soon as practicable following the Closing and to fully consummate such transfers of the Deferred Assets; except that no party shall be required to pay any third party out-of-pockets costs in connection with its commercially reasonable efforts to obtain the consent of third parties in connection with the transfer of any Deferred Asset.  Pending the consummation of the assignments, conveyances and transfers referred to in this Section 5.1(d), Seller shall hold any such Deferred Assets for the benefit and at the risk of Buyer and until so consummated Seller and Buyer shall cooperate and enter into, and shall use commercially reasonable efforts to cause any applicable third parties to enter into, arrangements reasonably satisfactory in form and substance to Buyer and Seller providing for the allocation to, and control by, Buyer of the benefits and rights of ownership of such Deferred Assets as if such assignments, conveyances and transfers had been consummated with respect to such Purchased Assets.  For so long as the Seller shall hold the Deferred Assets for the benefit and at the risk of Buyer as contemplated by this Section 5.1(d), Buyer shall fully perform on behalf of Seller obligations or liabilities arising under or in connection with any Contract that constitutes a Deferred Asset but only to the extent such obligations or liabilities (A) arise after the Closing Date, except that, for avoidance of doubt, the foregoing is not intended to and does not limit in any way the obligation of the Buyer for warranty or continuing service or performance obligations to customers or partners required to be performed after the Closing, (B) do not arise from or relate to any breach by either Selling Party or any of its Affiliates of any provision of any of such Contracts, and (C) do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time, would constitute or result in a breach of any of such Contracts.

(e)           Seller shall use its reasonable best efforts to cause KPMG India Private Limited (which is an independent public accounting firm registered with the PCAOB that is acceptable to Buyer and its accountants) to prepare within five (5) days following the Closing, and Seller shall provide to Buyer, at Buyer’s sole expense, (i) audited, consolidated statement of net assets acquired and consolidated statements of net revenues and direct expenses, as of and for the years ended December 31, 2010 and December 31, 2011, and (ii) unaudited balance sheet and profit and loss statements of the Business for the six (6) months ended as of June 30, 2012, all in accordance with GAAP and all applicable U.S. Securities and Exchange Commission and PCAOB rules.  After Closing, Seller shall permit, and shall cause its Affiliates to permit, Buyer’s appropriate officers, employees and accountants to review the Records and financial statements of the Selling Parties and their Affiliates to the extent related to the Business (but only to the extent any such books, records and financial statements have been retained by any of the Selling Parties and not transferred to any of the Buying Parties as a Purchased Assets hereunder) and to meet with the officers, employees and accountants of the Selling Parties and their Affiliates responsible for their financial statements, internal controls and disclosure controls and procedures, all as reasonably necessary for Buyer and its accountants to review the audited statements provided to Buyer by Seller as contemplated by this Section 5.1(e) and to file the same with the U.S. Securities Exchange Commission, and all after receiving reasonable notice from them of their requirements and reaching agreement as to mutually convenient times for review.

Section 5.2.           Covenants Not to Compete.

(a)           Non-Competition.  For the applicable Restriction Period (as that term is defined below), subject to Section 5.2(b) hereof, Seller shall comply with the restrictions set forth in this Section 5.2 and shall cause the Indian Seller and all other Affiliates of Seller (collectively with Seller, the “Seller Subject Parties”), to comply with the restrictions set forth in this Section 5.2.  During the Restriction Period, the Seller Subject Parties shall not, directly or through any other Person acting at the direction or on behalf of any such party anywhere in the world (the “Territory”) engage in the Restricted Business in any manner or capacity (e.g., as an advisor, principal, agent, partner, member, officer, director, shareholder, employee, member of any association, or otherwise) (the “Competitive Activities”).  The Seller Subject Parties shall not own, participate in the ownership of, lend money, guarantee loans, make gifts of money or other property, or otherwise lend financial or other assistance in any form to any Person engaged in, or will within the Restriction Period engage in, any of the Competitive Activities.  Notwithstanding anything to the contrary, the provisions of this Section 5.2 shall not, and is not intended to, prohibit, limit or otherwise interfere with the Selling Parties’ (or their Affiliates’) activities and business (i) conducted as of the Closing Date (other than with respect to the Business), including any activities and business conducted with the Selling Parties (or their Affiliates’) customers, suppliers, vendors, partners, resellers or other distributors (including the customers, suppliers, vendors, partners, resellers or other distributors of the Business, to the extent of activities and business unrelated to the Business), so long as the same does not include marketing, selling, licensing, reselling or providing any products or services included within the definition of “Restricted Business,” and (ii) as a reseller of Buyer or its Affiliate’s for TEM solutions under the Referral Agreement, or other activities or business contemplated under the MSA.

(b)           Limitation on Covenant.  Ownership by the Seller Subject Parties, whether directly or indirectly, as a passive investment, of less than five percent (5%) of the outstanding shares of capital stock or other securities of any Person listed on a national securities exchange or publicly traded in the over-the-counter market shall not constitute a breach of this Section 5.2.

(c)           Non-Solicitation of Customers.  In addition to the more general restrictions set forth above, during the Restriction Period, the Seller Subject Parties shall not, directly or indirectly, either on such parties’ own account or in conjunction with or on behalf of any other Person, firm or company, solicit any Person, firm or company who was a customer or client of the Business as of or at any time during the one (1) year period prior to Closing, each as identified on Schedule 3.13(c) attached hereto, for business which is comprised of the sale, license or provision of any products or services included within the definition of “Restricted Business” (the “Subject Customers”).  For avoidance doubt, the provisions of this Section 5.2(c) shall not, and is not intended to, prohibit, limit or otherwise interfere with the Selling Parties’ (or their Affiliates’) activities and business with or for any of the Subject Customers so long as such activities or business does not include marketing, selling, licensing, reselling or providing any products or services included within the definition of “Restricted Business.”  Notwithstanding anything to the contrary, any activity and business currently conducted by the Selling Parties’ or any of their Affiliates with or for any Subject Customer as of the Closing Date (other than activity or business comprising the sale, license or provision of any products or services included within the definition of “Restricted Business”) is in no way limited by the provisions of this Section 5.2(c) and is expressly permitted for all purposes hereunder whether during the Restriction Period or thereafter.

(d)           Non-Solicitation and No-Hire of Employees.  During the Restriction Period, no Seller Subject Party shall, either on such Person’s own account or in conjunction with or on behalf of any other Person, firm or company, employ, solicit, entice away or attempt to employ, solicit or entice away from either Buying Party or any known Affiliate of the Buying Parties any Buyer Business Employee.  Notwithstanding the foregoing, this Section 5.2(d) shall not be deemed to have been breached or violated by the hiring, inducement or solicitation of any Person who is not an employee of the Buying Parties or their known Affiliates at the time of the inducement or solicitation.

(e)           Confidentiality.  For a period of five (5) years following the Closing, no Seller Subject Party shall make use of or disclose or divulge to any Person (other than to officers or employees of Buying Parties) any information (other than any information generally available to the public or disclosed or divulged pursuant to an order of a court of competent jurisdiction) relating to the Business, the identity of the customers and suppliers of the Business, or the products, finances, contractual arrangements, business or methods of business of the Business and Seller shall use its commercially reasonable endeavors to prevent the publication or disclosure of any such information.  Seller acknowledges that the Purchased Assets include trade secrets which the Buying Parties have purchased and which the Seller Subject Parties are restricted from using or disclosing.  If, in connection with the Business or the Purchased Assets, the Seller Subject Parties shall have obtained trade secrets or other confidential information belonging to any third party under an agreement which contained restrictions on disclosure, then the Seller Subject Parties will not at any time infringe such restrictions.

(f)            Injunctive Relief.  Seller acknowledges that any violation of any provision of this Section 5.2 may cause irreparable harm to Buyer, that damages for such harm will be incapable of precise measurement and that, as a result, Buyer may not have an adequate remedy at law to redress the harm caused by such violations.  Therefore, in the event of a violation of Section 5.2 by any Seller Subject Party, Seller agrees that, in addition to its other remedies, Buyer shall be entitled, without the necessity of either proof of actual damage or the posting of a bond, to seek injunctive relief, including but not limited to an immediate temporary injunction, temporary restraining order and/or preliminary or permanent injunction to restrain or enjoin any such violation.

(g)           Severability.  The parties understand and agree that the covenant set forth in this Section 5.2 shall be construed as a series of separate covenants not to compete, one covenant for each country, state and province within the Territory, one for each separate line of the Competitive Activities, and one for each month of the Restriction Period.  Should any clause, portion or paragraph of this Section 5.2 be unenforceable or invalid for any reason, such unenforceability or invalidity shall not affect the enforceability or validity of the remainder of this Section 5.2.  Should any particular covenant or restriction, including but not limited to the covenants and restrictions of Section 5.2(a), 5.2(c), 5.2(d) and 5.2(e), be held to be unreasonable or unenforceable for any reason, including without limitation the time period, geographical area and scope of activity covered by such covenant, then a court may modify any such covenant or restriction in order to give it effect and allow it to be enforced to the greatest extent that would be reasonable and enforceable.

(h)           Acknowledgment.  Seller acknowledges that this covenant not to compete is a mandatory condition precedent to the Closing of the transactions contemplated by this Agreement, and that, in the absence of the preceding covenant not to compete, Buyer would not have consented to the Closing.

(i)            Restriction Period.  The “Restriction Period” shall mean the period commencing on the Closing Date and expiring on the one (1) year anniversary of the Closing Date.

Section 5.3.           Passage of Title and Risk of Loss.  Beneficial title and risk of loss with respect to the Purchased Assets and Assumed Liabilities shall pass to the Buying Parties at the Closing, regardless of when legal or equitable title thereto, or possession thereof, shall be transferred to the Buying Parties.

Section 5.4.           Transfer of Goodwill and Business.  From and after the Closing Date, each of the parties shall, when requested to do so by the other party, provide reasonable good faith assistance to effectuate a smooth transfer of the Business, the Purchased Assets and the Assumed Liabilities to the Buying Parties.

Section 5.5.           Expenses; Transfer Taxes.  All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.  Notwithstanding the foregoing, any sales, use, VAT, conveyance, stamp, transfer and related and/or similar Taxes which become payable as a result of the conveyance and transfer from the Selling Parties to the Buying Parties of the Purchased Assets and any other transfer or documentary Taxes or any filing or recording fees applicable to such conveyance and transfer (collectively, “Transfer Taxes”) shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer (or as applicable, fifty percent (50%) by Indian Seller and fifty percent (50%) by Indian Buyer).  The party required by applicable law to file Returns required in connection with Transfer Taxes shall file such Returns and, subject to receipt of payment from the other party of the amount of Transfer Taxes for which such other party is liable pursuant to this Section 5.5, shall pay the amount of Transfer Taxes due with such Returns.  Each party hereto shall use its commercially reasonable efforts to minimize the amount of such Transfer Taxes and to cooperate in the preparation, execution and filing of all Returns and other documents required in connection with such Transfer Taxes.

Section 5.6.           Tax Information.  Buyer and Seller agree to furnish or cause to be furnished to the other, upon reasonable written request, as promptly as reasonably practicable, such information and assistance to the extent relating to the Purchased Assets in its possession, including, without limitation, access to books and records, as is reasonably necessary for the filing of all Returns by the Buying Parties or the Selling Parties or their Affiliates, the making of any election relating to Taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax that relates to the Purchased Assets or the Business.  Buyer and Seller shall reasonably cooperate fully with each other (and shall cause the Indian Buyer and the Indian Seller and their other Affiliates, as applicable, to reasonably cooperate fully) in the conduct of any audit, litigation or other proceeding relating to Taxes involving the Purchased Assets, at the expense of the party who is the subject of the audit, litigation or other proceeding and who is requesting cooperation, provided that in the event that such expenses would otherwise be subject to indemnification pursuant to this Agreement, such indemnification shall be given effect.

Section 5.7.           Employment Matters.

(a)           Seller shall, and shall cause the Indian Seller and Seller’s other Affiliates, to cooperate with the Buying Parties in their efforts to hire the Business Employees, effective as of the Closing (or, in the case of Business Employees whose employment remains subject to certain visa restrictions, following the Closing), for purposes of carrying on the Business post-Closing (any such Business Employee who becomes an employee of the Buying Parties or their Affiliate in connection with the transactions contemplated hereunder, the “Buyer Business Employees”).

(b)           Buyer shall, before the Closing, extend offers for employment of comparable compensation terms with Buyer, the Indian Buyer or their Affiliate to all of the Business Employees, with employment commencing effective as of the Closing (or, in the case of Business Employees whose employment remains subject to certain visa restrictions, as soon as feasible following the Closing); except that, with respect to the Business Employees located in India, the Indian Buyer or its Affiliate shall extend offers of employment of comparable compensation terms with the Indian Buyer or its Affiliate to all such Business Employees located in India (no later than five (5) days prior to the date of the Indian Closing), with employment commencing effective as of the Indian Closing.  The Buyer Business Employees shall be eligible to participate in Buyer’s employee benefit plans on the same basis as similarly situated employees of the Buyer, the Indian Buyer of their Affiliate, for which such employees are eligible (the “Buyer Benefit Plans”).  The Buyer shall recognize the prior service with Seller, the Indian Seller or their Affiliates of each of the Buyer Business Employees (other than Buyer Business Employees located in India) for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including, but not limited to, for purposes of vacation, sick and paid time-off accrual and severance benefits) under Buyer Benefit Plans.  Buyer shall waive all limitations as to preexisting condition exclusions (or actively at work or similar limitations), evidence of insurability requirements and waiting periods with respect to participation and coverage requirements applicable to the Buyer Business Employees under any medical, dental and vision plans that such employees may be eligible to participate in after the Closing Date, unless the same is not permitted by an insurer or other provider under the terms of any such plan.  Buyer shall also provide the Buyer Business Employees and their eligible dependents with credit for any co-payments, deductibles and offsets (or similar payments) made under Seller’s employee benefit plans for the year in which the Closing Date occurs under Buyer’s medical, dental and vision plans for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under such Buyer Benefit Plans in the year in which the Closing Date occurs, in the amounts specified by Seller in a writing provided to Buyer at Closing.

(c)           Seller and Buyer agree that Selling Parties (or their applicable Affiliates) shall remain responsible to furnish 2012 Forms W-2 to the Buyer Business Employees and 2012 Forms W-2 and W-3 with respect to the Buyer Business Employees to the Social Security Administration with respect to all periods through Closing.

(d)           Seller shall pay, and will cause the Indian Seller or their Affiliates to pay, all compensation or other money due to the Buyer Business Employees with respect to their employment and resignation of employment with Seller, the Indian Seller or such other Affiliates through and including day that is one (1) Business Day prior to the Closing Date, including, in any event, any sale bonuses, severance, change in control benefits, other bonuses (including variable pay in India), commissions, payments of gratuity as required by law and all other amounts required to be paid to such employees pursuant to applicable law, agreements, policies or awards of Seller, the Indian Seller or their Affiliates through one (1) Business Day prior to the Closing Date or as a result of the consummation of the transactions contemplated by this Agreement and the Indian Purchase Agreement, provided that if Buyer’s failure to comply with its covenants set forth in this Section 5.7 results in any such compensation or other money coming due, then Buyer shall pay the same.

Section 5.8.           Conduct of Business During Earn-Out Period.  During the Earn-Out Period (as defined in the Earn-Out Agreement), Buyer agrees to operate the Business in good faith, and in a manner that is not intended to frustrate or diminish the Earn-Out, all as further described and set forth in the Earn-Out Agreement.  Subject to the foregoing, Buyer shall have full discretion to operate the Business in a manner intended to optimize the results of operations and prospects of Buyer’s business taken as a whole (inclusive of the Business).

Section 5.9.           Maintenance of Insurance.  Buyer shall maintain, at its expense, the products liability and comprehensive general and commercial liability insurance policies at commercially reasonable levels expected for business comparable to the Business until at least the two (2) year anniversary of the Closing Date, and shall, upon Seller’s request, provide certificate(s) of insurance to Seller evidencing the continued effectiveness of such insurance policies, which certificate(s) shall provide that such policies cannot be cancelled, terminated or the coverage amounts reduced without at least thirty (30) days’ advance notice to Seller.

ARTICLE 6

INDEMNIFICATION

Section 6.1.           Indemnified Losses.  For the purpose of this Article 6 and when used elsewhere in this Agreement, “Losses” shall mean and include any and all liability, loss, damage, claim, expense, cost, fine, fee, penalty, obligation or injury including those resulting from any and all actions, suits, proceedings, demands, assessments or judgments, together with reasonable costs and expenses including the attorneys’ fees and other legal costs and expenses relating thereto; provided, however, Losses shall in no event include any indirect, exemplary, lost profit, punitive, incidental, consequential or special damages (other than any such damages awarded to a third party in connection with a third party claim)); provided, further, that Losses shall be calculated to avoid any double recovery by Buyer with respect to any liability accounted for on the Closing Balance Sheet.

Section 6.2.           Indemnification by Seller.  Subject to the terms of this Agreement (including the limitations in this Article 6), Seller hereby agrees to indemnify and hold harmless Buyer, the Indian Buyer and their Affiliates (the “Buyer Indemnified Persons”) against and in respect of any Losses which arise out of or result from:

(a)           any breach by Seller or the Indian Seller of any representation or warranty made herein or in the Indian Purchase Agreement;

(b)           any breach by Seller or the Indian Seller of any covenant of Seller or the Indian Seller in Sections 2.1, 2.2, 2.3, 2.4 and Article 5 of this Agreement, Article 5 of the Indian Purchase Agreement, or the Earn-Out Agreement; and

(c)           any Excluded Liability; except that for purposes of the Excluded Liability identified in sub-section (vi) of such defined term, the indemnification obligation shall be limited to third party claims asserted against a Buyer Indemnified Person.

Section 6.3.           Indemnification by Buyer.  Subject to the terms of this Agreement (including the limitations set forth in this Article 6), Buyer agrees to indemnify and hold harmless Seller, the Indian Seller and their Affiliates (the “Seller Indemnified Persons”) against and in respect of any Losses which arise out of or result from:

(a)           any breach by Buyer or the Indian Buyer of any representation or warranty made herein or in the Indian Purchase Agreement;

(b)           any breach by Buyer or the Indian Buyer of any covenant of Buyer or the Indian Buyer in Section 2.1, 2.2, 2.3, 2.4 and Article 5 of this Agreement, Article 5 of the Indian Purchase Agreement, or the Earn-Out Agreement; and

(c)           the Assumed Liabilities.

Section 6.4.           Procedures; No Waiver; Exclusivity.  All claims for indemnification by a party pursuant to this Article 6 in connection with an action, suit or proceeding shall be made in accordance with the provisions of this Section 6.4.  The party entitled to indemnification under this Article 6 (the “Indemnified Person”) shall give prompt written notification to the Person obligated to provide such indemnification (the “Indemnifying Person”) of the commencement of any action, suit or proceeding relating to a third party claim for which indemnification pursuant to this Article 6 may be sought; provided, however, that no delay on the part of the Indemnified Person in notifying the Indemnifying Person shall relieve the Indemnifying Person from any liability or obligation under this Article 6 except to the extent of any damage or liability caused by or arising out of such delay.  Within twenty (20) days after delivery of such notification, the Indemnifying Person may, upon written notice thereof to the Indemnified Person, assume control of the defense of such action, suit or proceeding with counsel reasonably satisfactory to the Indemnified Person, provided (i) the Indemnifying Person acknowledges in writing to the Indemnified Person that the Indemnifying Person shall indemnify the Indemnified Person with respect to such third party claim that may be assessed against the Indemnified Person in connection with such action, suit or proceeding, and (ii) the third party seeks monetary damages only.  If the Indemnifying Person does not so assume control of such defense, the Indemnified Person shall control such defense.  The party not controlling such defense may participate therein at its own expense; provided, that if the Indemnifying Person assumes control of such defense and the Indemnified Person is advised by counsel in writing that the Indemnifying Person and the Indemnified Person may have conflicting interests or different defenses available with respect to such action, suit or proceeding, the reasonable fees and expenses of counsel to the

Indemnified Person shall be considered “Losses” for purposes of this Agreement.  The party controlling such defense shall keep the other party advised of the status of such action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the other party with respect thereto.  An Indemnified Person shall not agree to any settlement of such action, suit or proceeding without the prior written consent of the Indemnifying Person, which shall not be unreasonably withheld or delayed.  The Indemnifying Person shall not agree to any settlement or the entry of a judgment in any action, suit or proceeding without the prior written consent of the Indemnified Person, which shall not be unreasonably withheld (it being understood that it is reasonable to withhold such consent if, among other things, the settlement or the entry of a judgment (A) lacks a complete release of the Indemnified Person for all liability with respect thereto or (B) imposes any liability or obligation on the Indemnified Person other than the payment of money in an amount less than or equal to the Cap).

Section 6.5.           Survival.  All representations and warranties made by Seller and Buyer herein, and made by the Indian Seller or the Indian Buyer in the Indian Purchase Agreement, shall survive the Closing for a period of eighteen (18) months following the Closing Date, provided, however, that the representations and warranties set forth in Sections 3.1, 3.2, 3.4, 4.1 and 4.2 (the “Fundamental Representations”), shall survive the Closing for a period of three (3) years, and the representations and warranties set forth in set forth in Sections 3.17(b) and 3.18 (the “Statutory Representations”) shall survive the Closing until sixty (60) days after the expiration of the applicable statute of limitation.  The indemnity obligations set forth in Sections 6.2(c) and Section 6.3(c) shall survive for a period of eighteen (18) months following the Closing Date.  The indemnity obligations set forth in Sections 6.2(b) and 6.3(b) shall survive until expiration of the applicable statute of limitations with respect to the underlying covenant or obligation that is breached.  No claim may be asserted under Sections 6.2 or 6.3 after the applicable survival period, provided that claims as to which written notice is given prior to the expiration of the survival period may be recoverable thereafter.

Section 6.6.           Limitations on Indemnification.

(a)           Notwithstanding any other provision of this Agreement:

(i)            Seller shall not be liable to the Buyer Indemnified Persons for Losses under Section 6.2(a), until the total of all Losses pursuant to Section 6.2(a) exceeds an amount equal to $200,000, after which (a) the Buyer Indemnified Persons shall be indemnified for $100,000 of the $200,000 of Losses, such that the $200,000 is a threshold and not a deductible, and (b) the Buyer Indemnified Persons shall not be indemnified for $100,000 of the $200,000 of Losses, with just $100,000 being a deductible; and

(ii)           Buyer shall not be liable to the Seller Indemnified Persons for Losses under Section 6.3(a), until the total of all Losses pursuant to Section 6.3(a) exceeds an amount equal to $200,000, after which (a) the Seller Indemnified Persons shall be indemnified for $100,000 of the $200,000 of Losses, such that the $200,000 is a threshold and not a deductible, and (b) the Seller Indemnified Persons shall not be indemnified for $100,000 of the $200,000 of Losses, with just $100,000 being a deductible.

(b)           Notwithstanding any other provision to this Agreement, the following “caps” shall limit the Seller’s indemnity obligations, and:

(i)            Seller shall not be liable to the Buyer Indemnified Persons for indemnifiable Losses based upon a breach of a representation set forth in Article 3 of this Agreement or Article 3 of the Indian Purchase Agreement, that is neither a Fundamental Representation or a Statutory Representation, pursuant to Section 6.2(a) hereof in excess of $5,000,000, less the amount of any other indemnifiable Losses paid or payable by Seller to any Buyer Indemnified Persons hereunder, regardless of the basis of the claim for any such indemnifiable Losses;

(ii)           Seller shall not be liable to the Buyer Indemnified Persons for indemnifiable Losses based upon a breach of any Fundamental Representation pursuant to Section 6.2(a) in excess of (A) the aggregate amount of the U.S. Purchase Price and the Indian Purchase Price actually received by Seller and Indian Seller, after application of any adjustment pursuant to Section 2.3 and 2.4 hereto (the “Actual Purchase Price”), less (B) the amount of any other indemnifiable Losses paid or payable by Seller to any Buyer Indemnified Persons hereunder, regardless of the basis of the claim for any such indemnifiable Losses;

(iii)          Seller shall not be liable to the Buyer Indemnified Persons for indemnifiable Losses based upon a breach of a Statutory Representation pursuant to Section 6.2(a) in excess of $8,200,000, less the amount of any indemnifiable Losses paid by Seller to any Buyer Indemnified Persons hereunder, regardless of the basis of the claim for any such indemnifiable Losses;

(iv)          Seller shall not be liable to the Buyer Indemnified Persons for indemnifiable Losses based upon a breach of a covenant pursuant to Section 6.2(b) in excess of the Actual Purchase Price, less the amount of any other indemnifiable Losses paid or payable by Seller to any Buyer Indemnified Persons hereunder, regardless of the basis of the claim for any such indemnifiable Losses; and

(v)           Seller shall not be liable to the Buyer Indemnified Persons for indemnifiable Losses in connection with any Excluded Liabilities pursuant to Section 6.2(c) in excess of $10,250,000, less the amount of any other indemnifiable Losses paid by Seller to any Buyer Indemnified Persons hereunder, regardless of the basis of the claim for any such indemnifiable Losses.

For purposes of the application of Section 6.6(b) above, Losses that are not recoverable due to the limitation set forth in such clause as applied prior to payment in full of the Deferred Cash Consideration and any Earn-Out, shall be held in abeyance and shall become payable when and if the Deferred Cash Consideration and Earn-Out are paid (or would have been paid but for set-off of such Losses).  For illustration purposes only and by way of examples:

Example:  If a Buyer Indemnified Person first prevails on a claim for indemnifiable Losses in the amount of $3,200,000 based upon a breach of a Statutory Representative and subsequently prevails on a claim for indemnifiable Losses in the amount of

$5,000,000 based upon breach of a representation that is neither a Fundamental Representation nor a Statutory Representation, then Losses in an aggregate amount of $5,000,000 would be recoverable, and $1,800,000 would not be recoverable.

Example:  If a Buyer Indemnified Person first prevails on a claim for indemnifiable Losses in the amount of $8,200,000 based upon a breach of a Statutory Representative and subsequently prevails on a claim for indemnifiable Losses in the amount of $5,000,000 based upon the indemnification obligation under Section 6.2(c), then Losses in an aggregate amount of $10,250,000 would be recoverable, and $2,950,000 would not be recoverable.

Example:  If a Buyer Indemnified Person first prevails on a claim for indemnifiable Losses in the amount of $12,000,000 based upon a breach of a Fundamental Representation and then prevails on a claim in the amount of $8,200,000 for breach of a Statutory Representation, then Losses in an aggregate amount of $12,000,000 would be recoverable, and $8,200,000 would not be recoverable.

Example:  If a Buyer Indemnified Person first prevails on a claim for indemnifiable Losses in the amount of $11,000,000 based upon the indemnification obligation under Section 6.2(c), and subsequently prevails on a claim for indemnifiable Losses in the amount of $30,000,000 based upon a breach of a Fundamental Representation, then Losses in an aggregate amount of $10,250,000 of the first claim and $30,000,000 of the subsequent claim would be recoverable, and $750,000 of the first claim would not be recoverable (assuming the Actual Purchase Price is $41,000,000).

Example:  If a Buyer Indemnified Person first prevails on a claim for indemnifiable Losses in the amount of $5,000,000 based upon a breach of a representation that is neither a Fundamental Representation nor a Statutory Representation, and second prevails on a claim for indemnifiable Losses in the amount of $10,250,000 under Section 6.2(c), and prevails on a claim for indemnifiable Losses in the amount of $35,000,000 based upon a breach of a Fundamental Representation, then Losses in a cumulative amount of $41,000,000 would be recoverable, and Losses in the amount of $9,250,000 would not be recoverable.

(c)           Notwithstanding any other provision to this Agreement, the following “caps” shall limit the Buyer’s indemnity obligations, and:

(i)            Buyer shall not be liable to the Seller Indemnified Persons for indemnifiable Losses based upon a breach of a representation set forth in Article 4 of this Agreement or Article 4 of the Indian Purchase Agreement, other than a breach of a Fundamental Representation, pursuant to Section 6.3(a) hereof in excess of $5,000,000, less the amount of any other indemnifiable Losses paid or payable by Buyer to any Seller Indemnified Persons hereunder, regardless of the basis of the claim for any such indemnifiable Losses;

(ii)           Buyer shall not be liable to the Buyer Indemnified Persons for indemnifiable Losses based upon a breach of any Fundamental Representation pursuant to Section 6.3(a) in excess of the Actual Purchase Price, less the amount of any other indemnifiable Losses paid or payable by Buyer to any Seller Indemnified Persons hereunder, regardless of the basis of the claim for any such indemnifiable Losses;

(iii)          Buyer shall not be liable to the Seller Indemnified Persons for indemnifiable Losses based upon a breach of a covenant pursuant to Section 6.3(b) in excess of the Actual Purchase Price, less the amount of any other indemnifiable Losses paid or payable by Buyer to any Seller Indemnified Persons, regardless of the basis of the claim for any such indemnifiable Losses; and

(iv)          Buyer shall not be liable to the Seller Indemnified Persons for indemnifiable Losses in connection with any Assumed Liabilities pursuant to Section 6.3(c) in excess of $10,250,000, less the amount of any other indemnifiable Losses paid by Buyer to any Seller Indemnified Persons hereunder, regardless of the basis of the claim for any such indemnifiable Losses.

For purposes of the application of clause (ii) above, Losses that are not recoverable due to the limitation set forth in such clause as applied prior to payment in full of the Deferred Cash Consideration and any Earn-Out, shall be held in abeyance and shall become payable when and if the Deferred Cash Consideration and Earn-Out are paid (or would have been paid but for set-off of such Losses).  The provisions of this Section 6.6(b) shall be applied in a manner consistent with the illustrations set forth above in Section 6.6(a).

(d)           The parties shall cooperate with each other to resolve any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making commercially reasonable efforts to mitigate or resolve any such claim or liability.  Each party shall use commercially reasonable efforts to address any claims or liabilities that may provide a basis for an indemnifiable claim such that each party shall respond to any claims or liabilities in the same manner it would respond to such claims or liabilities in the absence of the indemnification provisions of this Agreement.

(e)           Recovery for any indemnifiable Loss shall be net of any (i) insurance proceeds actually received in connection with the circumstances giving rise to the Loss (regardless of when such proceeds are received), and (ii) recoveries from third parties pursuant to indemnification or otherwise.  For purposes of Section 6.6(d)(i), to the extent the Buyer reasonably determines in good faith that a claim for Loss is a claim covered under the Buyer or its Affiliates then existing applicable insurance policy, Buyer shall first submit any such claim with its insurance carrier for recovery.  Notwithstanding anything in this Agreement to the contrary, no Indemnified Person shall be indemnified or reimbursed for any Loss arising or resulting from any change in law enacted after the Closing Date.

Section 6.7.           Set-Off.

(a)           Subject to the provisions of this Article 6 and the limitations set forth herein, Buyer shall set-off against the Deferred Cash Consideration and the Earn-Out for any amounts payable to the Buyer Indemnified Parties pursuant to this Article 6 or under Section 2.3 or Section 2.4 (a “Claimed Set-Off”), prior to having recourse to Seller; provided, however, in all such cases, any Claimed Set-Off that is determined to be owed shall be applied (i) first, in reduction of the Second Installment, (ii) then in reduction of the Earn-Out, and (iii) then in reduction of the First Installment.  Once any available Deferred Cash Consideration and Earn-Out has been exhausted, Seller shall remain liable for any additional amounts payable to the Buyer Indemnified Parties, subject to the limitations set forth herein.

(b)           Buyer shall give Seller written notice of any Claimed Set-Off.  Except in the case of a Claimed Set-Off made pursuant to Section 2.3 or Section 2.4 (which claims may be made by Buyer only after amounts are finally determined to be owing to Buyer in accordance with Section 2.3 or Section 2.4), Seller shall have thirty (30) days from the date of Buyer’s written notice to object to the Claimed Set-Off.  Seller shall make any objection to a Claimed Set-Off in writing and shall forward the same to Buyer.  If Seller does not timely object to a Claimed Set-Off, or in the case of any Claimed Set-Off made pursuant to and when permitted by Section 2.3 or Section 2.4, Buyer may permanently set-off against the Second Installment  and Earn-Out as set forth in this Section 6.7(a).

(c)           If the Seller does timely object and Seller and Buyer are unable to agree to the amount of the Claimed Set-Off within thirty (30) days, either Seller or Buyer may institute arbitration proceedings in accordance with Section 7.6 hereof for a determination of the amount of the Claimed Set-Off.  If Seller objects to a Claimed Set-Off, or during the pendency of Seller’s thirty (30) day notice period, Buyer may withhold the amount of the Claimed Set-Off from payments otherwise due as Deferred Cash Consideration or Earn-Out pending final determination of the Claimed Set-Off, which determination shall be made as expeditiously as possible, in good faith and in accordance with this Agreement.

Section 6.8.           Exclusive Remedy.  Notwithstanding anything in this Agreement to the contrary, (a) the provisions of this Article 6 (and solely for purposes of determining the Purchase Price as provided therein, Sections 2.3 and 2.4) set forth the sole and exclusive remedy of the parties hereto (and the Indian Seller and the Indian Buyer) with respect to this Agreement, the Indian Purchase Agreement or any matter or event described herein or therein or transactions contemplated hereby or thereby and (b) in no event shall any Losses be recoverable under this Article 6 to the extent any Indemnifying Party has already made payment in respect of the subject matter, circumstance or event giving rise to such Losses under another Section or provision of this Agreement; other than for actions for specific performance or other equitable remedies.  For avoidance of doubt, Buyer shall cause Indian Buyer, and Seller shall cause Indian Seller, to take all necessary or appropriate actions such that the provisions of this Article 6 shall serve as the sole and exclusive remedy or basis of recovery for any Loss under or with respect to the Indian Purchase Agreement and the transactions contemplated thereunder.  Each party hereby waives any provision of law to the extent that it would limit or restrict the agreement contained in this Section 6.8.

Section 6.9.           Tax Treatment.  Any payments made to any party pursuant to this Article 6 shall constitute an adjustment of the U.S. Purchase Price for applicable Tax purposes unless otherwise required by applicable law.

ARTICLE 7

MISCELLANEOUS

Section 7.1.           Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent via facsimile with written confirmation of receipt, when transmitted and receipt is confirmed; (c) if sent by registered, certified or first class mail, the third Business Day after being sent; and (d) if sent by overnight delivery via a national courier service, one (1) Business Day after being sent, in each case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

To Buyer:	Tangoe, Inc.
35 Executive Boulevard
Orange, CT 06477
Attention: General Counsel
Phone: +1 (203) 859-9473
Fax: +1 (203) 859-9427

To Seller:	Symphony Teleca Services, Inc.
Corporate Headquarters
2475 Hanover St.
Palo Alto, CA 94304
Attn: General Counsel
Phone: +1 (650) 935 9500
Fax: +1 (650) 935 9501

With a copy to:	Orrick, Herrington & Sutcliffe, LLP
1000 Marsh Road
Menlo Park, CA 94025-1015
Attn: Mitch Zuklie and Jeannie Shin
Phone: +1 (650) 614-7400
Fax: +1 (650) 614-7401

Section 7.2.           Entire Agreement.  This Agreement and the other Transaction Documents (including the schedules and exhibits hereto and thereto) constitutes the sole understanding of the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements including that certain letter of intent dated June 1, 2010 by and between the parties hereto.

Section 7.3.           Severability.  In the event that any provision of this Agreement, or the application of any such provision to any person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

Section 7.4.           Parties in Interest; Assignment.  This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns, provided that neither party may assign or delegate this Agreement or any right, liability or obligation hereunder without the other party’s prior written consent and any assignment or delegation by either party without the prior written consent of the other party shall be void and of no force or effect.

Section 7.5.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to its conflicts of laws principles.  Subject to Section 7.6 hereof, in any action between the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of any federal or state court sitting in New York, New York, and (b) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid.

Section 7.6.           Arbitration; Attorneys’ Fees.  Except as contemplated in Section 2.3, any controversy, dispute or disagreement arising out of or relating to this Agreement, the breach hereof, or the subject matter hereof, shall be settled exclusively by binding arbitration, which shall be conducted in New York, New York, in accordance with the Rules of the American Arbitration Association, as then in effect, and which shall be binding on all parties to this Agreement.  The United States Federal Rules of Civil Procedure regarding discovery shall apply with respect to any arbitration hereunder.  The arbitration shall be held before a three (3) member panel (unless the parties jointly agree to a single arbitrator), with Seller, selecting one member of the panel, and Buyer selecting one member of the panel, such selections to be made within thirty (30) days of the written demand for arbitration, and the third member selected by the consent of the other two members within thirty (30) days of the selection of the first two arbitrators.  The prevailing party in any arbitration proceedings pursuant to this Section 7.6 shall be entitled to recover the expenses of such proceeding (including without limitation reasonable attorneys’ fees and the fees of the arbitrators) from the party not prevailing therein.

Section 7.7.           Schedules and Headings.  All of the schedules and exhibits attached hereto are a part of this Agreement and all of the matters contained therein are incorporated herein by reference.  The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute part of this Agreement.

Section 7.8.           Amendment.  This Agreement may be amended only by the parties hereto by any instrument in writing signed by or on behalf of each of the parties hereto.

Section 7.9.           Waiver.  Any term or provision of this Agreement may be waived only in writing by the party or parties who are entitled to the benefits being waived.

Section 7.10.        Facsimile and PDF Signatures.  Facsimile and PDF signatures shall be fully binding and effective for all purposes and shall be given the same effect as original signatures.  If any party delivers a copy of this Agreement containing a facsimile or PDF signature, such party shall promptly forward copies containing original signatures to the other party; provided, however, that the copies containing the facsimile or PDF signatures shall remain binding even if the document containing original signatures is not sent to the other party.

Section 7.11.        Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 7.12.        Press Release; Confidentiality.  Without the prior written consent of the other party, neither party shall make any public announcement or issue any press release relating to this Agreement, or any related agreements or transactions contemplated hereby or thereby, provided however, that nothing herein shall prevent any party from making any disclosure required by law or securities exchange rules.  Buyer and Seller shall and shall cause their Affiliates to keep confidential the Transaction Documents, including all schedules hereto and thereto; provided however, that nothing herein shall prevent any party from making any disclosure required by law or securities exchange rules.

Section 7.13.        Disclaimer of Projections.  Seller makes no representation or warranty with respect to the any financial projection or forecast delivered by or on behalf of Seller in connection with the transactions described in this Agreement.  Buyer acknowledges that with respect to any such financial projection and forecast furnished to it (i) there are uncertainties inherent in attempting to make such projections and forecasts, (ii) it is familiar with such uncertainties, (iii) it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts, and (iv) it shall have no claim against Seller with respect thereto.  Notwithstanding the foregoing, nothing set forth in this Section 7.13 shall excuse Seller’s liability for any fraud by any Selling Party in connection with this Agreement.

Section 7.14.        Construction.

(a)           For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b)           Any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.

(c)           As used in this Agreement, the words “include” and “including” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(d)           Except as otherwise indicated, all references in this Agreement to “Schedules,” “Sections” and “Exhibits” are intended to refer to Schedules, Sections and Exhibits to this Agreement.

[The remainder of this page is intentionally left blank;

the next succeeding page is a signature page.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Asset Purchase Agreement as of the date first above written.

SYMPHONY TELECA SERVICES, INC.		TANGOE, INC.

By:	/s/ Sanjay Dhawan	By:	/s/ Albert R. Subbloie, Jr.
Name:	Sanjay Dhawan	Name:	Albert R. Subbloie, Jr..
Title:	President and CEO	Title:	President

SCHEDULE 1A-1

ASSUMED LIABILITIES

Assumed Liabilities

(a)           The trade accounts payable reflected on the Closing Balance Sheet (other than any trade account payable to any Affiliate of either Selling Party) that remain unpaid at the Closing, including the payables identified on Schedule 1A-1(a)(i) attached hereto, all accrued expenses as of the Closing, including those identified on Schedule 1A-1(a)(ii) attached hereto, and to the extent provided on the Closing Balance Sheet the amounts owing to vendors/suppliers for goods and services provided to Selling Parties or their Affiliates prior to Closing but invoiced after Closing.

(b)           Any obligations or liabilities arising under or in connection with the Contracts listed on Schedule 3.13 and the Proprietary Rights Agreements listed on Schedule 3.14(c), but only to the extent such obligations or liabilities (A) arise on or after the Closing Date, (B) do not arise from or relate to any breach by either Selling Party or any of its Affiliates of any provision of any of such Contracts or Proprietary Rights Agreements, and (C) do not arise from or relate to any event, circumstance or condition occurring or existing prior to the Closing Date that, with notice or lapse of time, would constitute or result in a breach of any of such Contracts or Proprietary Rights Agreements; except that, any warranty or continuing performance obligations to customers required to be performed after the Closing shall be the obligation of Buyer.

(c)           Deferred revenue obligations with respect to customers who are parties to the Contracts, but in an aggregate dollar amount limited to the amount reflected on the Closing Balance Sheet, including the deferred revenue identified on Schedule 1A-1(c) attached hereto.

(d)           Any and all obligations and liabilities arising from or in connection with the ordinary course of the Indian Business as owned and operated by Indian Seller at any time from the Closing Date until the date of the Indian Closing, except that obligations and liabilities incurred as a result of (i) any action of any Seller Party outside of the ordinary course not directed or approved by a Buyer Party and/or (ii) a Selling Party’s breach of the Agreement or breach of the Transition Services Agreement are not assumed liabilities.

Indian Assumed Liabilities

The following items within the Assumed Liabilities constitute the Indian Assumed Liabilities (such that all other Assumed Liabilities are U.S. Assumed Liabilities):

(a)           Any and all obligations and liabilities arising from or in connection with the Indian Business as owned and operated by Indian Seller at any time from the Closing Date until the date of the Indian Closing (other than in connection with any Excluded Asset of the Indian Business), except that obligations and liabilities incurred as a result of (i) any action of any Seller Party outside of the ordinary course not directed or approved by a Buyer Party and/or (ii) a Selling Party’s breach of the Agreement or breach of the Transition Services Agreement are not assumed liabilities.

SCHEDULE 1A-2

EXCLUDED LIABILITIES

“Excluded Liabilities” shall mean the following liabilities to the extent arising or otherwise becoming due, or related to events and circumstances occurring or existing, prior to the Closing:

(i)            any liabilities arising from the Selling Parties’ breach of any agreement or contract related to the Business, including, without limitation, the Contracts (which for avoidance of doubt does not include any warranty or continuing service or performance obligations to customers or partners required to be performed after the Closing), arising or otherwise becoming due, or related to events and circumstances occurring or existing prior to the Closing;

(ii)           contingent or unknown liabilities of the Selling Parties or their Affiliates;

(iii)          any liabilities of the Selling Parties or their Affiliates for employment, income, sales or use, VAT, property or other Taxes, incurred or accrued by the Selling Parties or their Affiliates, including without limitation, as a result of the transactions contemplated by this Agreement (excluding, however, Transfer Taxes resulting from the transaction contemplated hereunder, which shall be borne 50% by Seller and 50% by Buyer, as further provided in Section 5.5);

(iv)          any transaction fees or expenses incurred by Selling Parties or their Affiliates in connection with the transactions contemplated by this Agreement;

(v)           any debt, payables or other liabilities to any Affiliate of the Selling Parties;

(vi)          any liabilities of the Selling Parties or their Affiliates related to any employee benefit plan, including, without limitation, any 401(k), any profit sharing or pension plan, whether or not sponsored by the Selling Parties or their Affiliates, any deferred compensation payables, accrued bonus payables, any COBRA-related obligations or under any settlements or awards with employees, including under applicable Indian labour and employment laws (including those specifically referred to in Section 3.17(a)) and/or otherwise under any such laws with respect to employment and/or termination of employment of any current or former employees (and their dependents) and/or any non-compliance or contravention of any such laws;

(vii)         any and all liability of the Selling Parties or their Affiliates related to Real Property arising or otherwise becoming due, or related to events and circumstances occurring or existing prior to the Closing, except as specifically set forth in the Lease Arrangements or arising out of or relating to the Leases following Closing (including any obligation to furnish lease deposits required under or in connection with any such Lease or sub-lease thereunder);

(viii)        any litigation, claims or disputes related to the Business pending, asserted or threatened against the Selling Parties or their Affiliates that is based on facts and circumstances existing prior to Closing;

(ix)           any liability or obligation constituting or arising out of any Debt of the Selling Parties or their Affiliates;

(x)            any liability of Selling Parties under any federal, state, or local law, rule, regulation, ordinance, program, permit, or other legal requirement, including those relating to ‘other service providers’ (as understood under applicable Indian laws) applicable to the Business and/or the facilities used by Selling Parties (whether or not owned by Selling Parties); or

(xi)           any liability or obligation related to the Excluded Assets.

SCHEDULE 1B-1

PURCHASED ASSETS

Purchased Assets

“Purchased Assets” shall mean all of the assets, rights and properties of the Selling Parties of any kind or nature, that arise from, relate to or are used by Seller primarily for the conduct of the Business, including, without limitation, those assets reflected on the Closing Balance Sheet and the following assets of Selling Parties, but only such portion of the following assets that primarily arise from, primarily relate to and are primarily used for the conduct of the Business, but in all cases excluding the assets described below as Excluded Assets and any assets that primarily relate to or are primarily used in connection with the Excluded Assets:

(a)           Tangible Property/Equipment

All tangible personal property and fixtures of every kind, nature and description, including, without limitation, all machinery, equipment, computers, motor vehicles, implements and instruments, parts, furniture, trade fixtures and general supplies, a list of which is attached hereto as Schedule 1B-1(a);

(b)           Contracts

All of the Contracts listed on Schedule 3.13 of the Agreement including any Accepted Contract (other than the Excluded Contracts (as defined below)), and all of the Proprietary Rights Agreements listed on Schedule 3.14 of the Agreement (other than the Excluded Proprietary Rights Agreement (as defined below)), together with all claims or rights of action now existing or hereinafter arising out of such contracts or agreements or the performance thereof, the benefit of all open orders placed with Selling Parties, the benefit of all purchase orders placed by Selling Parties for products of the type included in the inventory being acquired hereunder, all warranties extended and representations made to Selling Parties by third parties to the extent assignable, and all rights, remedies, set-offs, allowances, reworkings, and discounts;

(c)           Accounts Receivable

(i)            All Accounts Receivable, including the accounts receivable identified on Schedule 1B-1(c)(i)(A) attached hereto, and the unbilled revenue identified on Schedule 1B-1(c)(i)(B) attached hereto,

(ii)           deposits (other than all security deposits under the Nashville Lease or the Indian Head Lease) and advances;

(iii)          prepaid expenses or accounts, including those identified on Schedule 1B-1(c)(iii) attached hereto;

(iv)          other claims and rights against third parties, together with any and all security interests, Liens or mortgages granted or otherwise available to Selling Parties as security for the collection of any of the Purchased Assets;

(e)           Permits.

All permits; approvals, authorizations, registrations and variances, in each case to the extent transferable;

(f)            Intellectual Property

All Intellectual Property which is exclusively used or relates exclusively to the Business and not any other business of the Selling Parties and which includes in any event but is limited to the following:

Patents

Number	Country	Title	App. No.	Filing Date	Patent No.	Grant Date	Status
SYM-0005	US	CUSTOMER-ORIENTED TELECOMMUNICATIONS DATA AND ANALYSIS METHOD AND OBJECT ORIENTED SYSTEM	10/035,844	04-Jan-02	7,136,467	14-Nov-06	Granted

Trademarks

Trademark	Country	Class(es)	Appl. No.	Appl. Date	Reg. Date	Reg. No.	Status	Next Renewal Date	Owner
EMS	France	09 Int., 42 Int.	08/3585960	03-Jul-2008	03-Jul-2008	83585960	Registered	02-Jul-2018	Symphony Service Corp.
EMS	Germany	09 Int., 42 Int.	302008042610.1/09	02-Jul-2008	24-Oct-2008	3.02008E+11	Registered	02-Jul-2018	Symphony Service Corp.
EMS	India	09 Int., 42 Int.	1705663	01-Jul-2008	08-Feb-2011	1705663	Registered	01-Jul-2018	Symphony Service Corp.
EMS	Mexico	09 Int.	945851	07-Jul-2008	19-Oct-2009	1126190	Registered	07-Jul-2018	Symphony Service Corp.
EMS	United Kingdom	09 Int., 42 Int.	2491511	01-Jul-2008	10-Apr-2009	2491511	Registered	01-Jul-2018	Symphony Service Corp.
EMS	United States of America	09 Int., 42 Int.	77/366,808	08-Jan-2008	09-Sep-2008	3498393	Registered	09-Sep-2018	Symphony Service Corp.
MONIES	Canada	00 Canada	677098	15-Mar-1991	07-Feb-1992	TMA394019	Registered	07-Feb-2022	Symphony Service Corp.
MONIES	United States of America	09 Int.	73/436,329	25-Jul-1983	19-Mar-1985	1325497	Registered	19-Mar-2015	Symphony Services Engineering Corp.

TRU C@LL ACCOUNTANT	United States of America	09 Int., 16 Int.	75/221,894	06-Jan-1997	03-Feb-1998	2134188	Registered	03-Feb-2018	Symphony Service Corp.
TRU SYSTEM	Canada	00 Canada	639723	30-Aug-1989	18-Sep-1992	TMA402760	Registered	30-Aug-2022	Telco Research Corporation
TRU SYSTEM	United States of America	09 Int., 16 Int.	75/221,629	06-Jan-1997	16-Jun-1998	2165378	Registered	16-Jun-2018	Symphony Service Corp.

(g)           The URL www.symphonysms.com/ and any URLs exclusively related to the Business (transfer completed 90 days post-closing per Transition Services Agreement).

(h)           Telephone Numbers:

Nashville:  Ph: 615-231-6200

Dallas:  Ph:  972-581-7300

Dallas Office Conference Rooms

Board Room Poly (Large Conference Room)	972-581-7339

Board Room Phone (Large Conference Room)	972-581-7314

Exec. Conf. Room Poly (Small Conference Room)	972-581-7341

Exec. Conf. Room Phone (Small Conference Room)	972-581-7312

Kitchen / Break Room	972-581-7391

Inclement Weather	972-581-7359

Symphony Helpdesk:

From US:    1-650-353-5039

From India: +91-80-3027-222

(i)            Any trade name exclusively related to the Business.

(j)            Product-Related

All reference manuals, CD-ROMs, and other materials and products published, marketed or licensed; product catalogs, product sheets and documentation, product displays; and telephone numbers specifically used in the support of the products and services of the Business;

(k)           Records

All logs, books, Records, files, mailing and customer lists, customer histories, supplier lists and files, engineering and design drawings, and all sales literature and sales aids, art, film,

pictures, advertising materials, manuals and all other Records exclusively related to the Business; and

(l)            Goodwill

All of the goodwill of the Business, including, without limitation, the exclusive right for Buyer to hold itself out as the successor to the Business of Seller and for Indian Buyer to hold itself out as the successor of the Business of Indian Seller.

Indian Purchased Assets

The following items within the Purchased Assets constitute the Indian Purchased Assets (such that all other Purchased Assets are U.S. Purchased Assets):

(a)           The tangible personal property designated as being located in India, as identified on Schedule 1B-1(a) attached hereto; and

(b)           All of the goodwill of the Business of Indian Seller, including, without limitation, the exclusive right for the Indian Buyer to hold itself out as the successor to the Business of the Indian Seller.

SCHEDULE 1B-2

EXCLUDED ASSETS

“Excluded Assets” shall mean (i) all of the Selling Parties’ or their Affiliates’ property and assets, whether real, personal or mixed, tangible and intangible, of every kind and description, wherever located, that are not related to the Business, (ii) all of the Selling Parties’ or their Affiliates’ property and assets, whether real, personal or mixed, tangible and intangible, of every kind and description, wherever located, that are related to the Business but that are not used by the Selling Parties primarily for the conduct of the Business, including without limitation the following as listed below, and (iii) the Selling Parties’ or their Affiliates property and assets that are used by the primarily for the conduct of the Business, but that are nonetheless expressly excluded, each as specifically listed below:

(a)           All corporate franchise, minute books and records, and stock books and records of the Selling Parties.

(b)           All employee benefit plans of the Selling Parties.

(c)           All employee handbook of the the Selling Parties.

(d)           All rights to tax refunds including those associated with the Business;

(e)           All commercial general liability insurance and workers’ compensation insurance packages, including all rights and refunds thereunder, of the Selling Parties’

(f)            All real property of the Selling Parties and all security deposits under the Nashville Lease or the Indian Head Lease (or a portion thereof), except rights under the Lease Related Documents.

(g)           All cash and cash equivalents and marketable securities of the Selling Parties.

(h)           All bank accounts of the Selling Parties.

(i)            All permits; approvals, authorizations, registrations and variances of the Selling Parties that are not transferable.

(j)            All contracts, agreements and documents related to the Business identified below (collectively, the “Excluded Contracts”):

1.             the Agreement and the other Transaction Documents entered into by the Selling Parties,

2.             all employment agreements,

3.             Master Services Agreement, dated 4/1/2007, between Symphony Service Corp. and Symphony Services Corp (India) Pvt. Ltd.

4.             Consulting Services Agreement, dated 6/19/2012, between Symphony Infospace India Pvt. Ltd. and Marlabs Software (Pvt) Limited;

5.             Consulting Services Agreement, dated 6/18/2012, between Symphony Services Corp (India) Pvt. Ltd. and Zyoin Web Pvt. Limited;

6.             Consulting Agreement dated September 15, 2011 between Nikad India Business Solutions Pvt. Ltd. and Indian Seller;

7.             Consulting Services Agreement, dated 7/2/2012 between Symphony Infospace India Pvt. Ltd. and TEK Systems India;

8.             Non-written arrangement with JPC (STC South America) for the provision of certain wireless help desk services for our client HP/Vale (it being understood that Buyer’s access to such services is addressed in the Transition Services Agreement);

9.             Any agreement with FedEx for mailing and delivery services;

10.           The portion of the Master Services Agreement, dated 3/1/2012, between Seller and Alvarez & Marsal Holdings, LLC that relates to the provision of MDM services (it being understood that Seller and Buyer shall cooperate in good faith after Closing to affect the separation of this agreement or achieve some other mutually acceptable arrangement equivalent to such separation);

(l)            The following Intellectual Property which is not exclusively used in or related to the Business and not listed in clause (f) of Schedule 1B above, including for avoidance of doubt, the following (collectively, the “Excluded Proprietary Rights Agreements”):

1.             The following licenses:

ProDsktpwMDOP ALNG LicSAPk MVL	444

WinSvrEnt ALNG LicSAPk MVL	18
WinSvrStd ALNG LicSAPk MVL	40

PrjctPro 2010 SNGL MVL w1PrjctSvrCAL	45
VisioPro 2010 SNGL MVL	45
VSProwMSDN ALNG LicSAPk MVL	30
SQLSvrEntCore 2012 SNGL MVL	10
SQLSvrStdCore 2012 SNGL MVL	7

Opalis	4.08.03	1
NetIQ	2.3.0.324	1
AEGIS Server-Process auto.SW
AEGIS Process Automation Softw
IP Switch WSFTP Server	7,1
Idera SQL Compliancy Manager	3.7.102.1	3
Idera SQL Secure	Not Installed due 7/2012	3
Tripwire Solution	8,1	1
Tripwire Enterprise Express Console-License		1
Tripwire Enterprise for File Systems (1-16 processors)-License		6
Tripwire for Databases —License		3
Tripwire for Directory Services-License		2
VMWare Virtual Center Server	4	1
VMWare vSphere 4.x Enterprise	4.x	4
VMWare vSphere 4.x Enterprise	4.x	12
VMWare vSphere 4.x Enterprise	4.x	2
Litespeed for SQL Server	4.8.1.00009	2
Litespeed for SQL Server	5.0.2	2
Litespeed for SQL Server	6,1	2
Hewlett Packard Data Protector	6,11
EMC Networker	7.6.1	1
Red Hat Network Satellite	4	1
Red Hat OS Subscription renewals	5.x	30
Teamtrack Incident Management System	6,2	1
Oracle Database Server	9.2.0.6	1
IBM Websphere Application Server	6.1.0.21	1
VMS	8.2-1	1
Citrix for BPO users		50
Symantec End-Point Licensing for US SMS		400
Symantec End-Point Licensing for India SMS		300
BES Licenses		47

Summit Incident Management
RPM Analytic Tool

Open Source or Free

Apache HTTPD Web Server	2.2.20	4
Shibboleth SAML2.0 SSO Solution	2.x	4
JBOSS Application Server	4.0.5.GA	Many
FreeFTPD	1,011	1

2.             Software License Agreement (relating to RPM), dated February 23, 2010 between Seller on the one hand and Symphony Technology II-A, L.P. and Symphony Metreo, Inc., on the other hand (provided that pursuant to the Transition Services Agreement, Seller shall coordinate for Buyer to receive a license or right to use such software in the manner necessary to conduct the Business as currently conducted pursuant and subject to the terms described in the Transition Services Agreement);

3.             License Agreement (relating to SUMMIT), dated April 4, 2011 between Seller and K2 Software, Inc. (provided that pursuant to the Transition Services Agreement, Seller shall coordinate for Buyer to receive a license or right to use such software in the manner necessary to conduct the Business as currently conducted pursuant and subject to the terms described in the Transition Services Agreement);

4.             Master License and Support Agreement (Team Track Software), date unknown, between Seller and Serena Software, Inc. (provided that pursuant to the Transition Services Agreement, Seller shall coordinate for Buyer to receive a license or right to use such software in the manner necessary to conduct the Business as currently conducted pursuant and subject to the terms described in the Transition Services Agreement);

5.             All licenses or other rights to use VMS software; and

6.             Master Agreement for U.S. Availability Services, dated 2/1/2007, between Seller and Sungard Availability Services LP (provided that pursuant to the Transition Services Agreement, Seller shall coordinate for Buyer to receive a license or right to use such software in the manner necessary to conduct the Business as currently conducted pursuant and subject to the terms described in the Transition Services Agreement).

(m)          All of the tangible personal property identified on Schedule 1B-2(m) (collectively, the “Excluded Tangible Personal Property”).